REGULATION CROWDFUNDING OFFERING STATEMENT



Stoner's Haven LLC

Units of Common Membership Interest

USD $10.00 per Unit

Maximum Offering: USD $1,235,000[1] (123,500 Units)
Target Offering: USD $1,200,000 (120,000 Units)
Minimum Subscription: USD $100 (10 Units)

THIS OFFERING STATEMENT IS AN EXHIBIT TO, IS A PART OF, AND SHOULD BE READ IN CONJUNCTION WITH, THE COMPANY'S FORM C AS FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION WHICH FORM C IS INCORPORATED INTO THIS COVER PAGE BY REFERENCE AS IF FULLY SET FORTH. FOR MORE INFORMATION, PLEASE CONTACT THE COMPANY'S DESIGNATED REGISTERED FUNDING PORTAL OR DESIGNATED INTERMEDIARY: MainVest, Inc.

The effective date of this Offering Statement is August 5, 2023

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Stoner's Haven LLC, a New Mexico limited liability company ("we", "us", "our", "Stoner's Haven", the "Issuer", or the "Company"), is Offering these securities pursuant to available exemptions from registration claimed under Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation

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[1] **THIS OFFERING MAY BE EXPANDED UP TO USD $5,000,000 (500,000 UNITS) IN THE COMPANY'S SOLE DISCRETION IN WHICH CASE THE COMPANY'S FORM C AND THIS OFFERING STATEMENT WILL BE UPDATED AND/OR SUPPLEMENTED.**

Crowdfunding promulgated by the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as authorized under Title III of the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act").

Accordingly, the Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");

(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

IMPORTANT NOTICES ABOUT THE INFORMATION PRESENTED IN THIS OFFERING STATEMENT

This document is our Offering Statement (this "Offering Statement") to be presented to potential investors as part of the Company's Form C as filed with the Commission pursuant to Section 4(a)(6) of the Securities Act and Regulation Crowdfunding. This Offering Statement is not to be used for any other purpose or in any other context. This Offering Statement has been prepared for the sole purpose of providing certain information regarding an investment in the Securities of the Company by investors who qualify under Regulation Crowdfunding. It does not purport to be complete and is subject to change, correction, amendment and/or supplementation.

THIS OFFERING OF SECURITIES IS BEING MADE IN RELIANCE UPON ONE OR MORE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT AND U.S. STATE SECURITIES LAWS. THIS OFFERING STATEMENT DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY IN ANY STATE OR OTHER JURISDICTION WHERE IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION AND MAY NOT BE USED IN ANY STATE OR OTHER JURISDICTION IN WHICH AN OFFER OR SOLICITATION OF SECURITIES IS NOT AUTHORIZED.

STATEMENTS IN THIS OFFERING STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS STATED OTHERWISE, AND NEITHER DELIVERY OF THIS OFFERING STATEMENT AT ANY TIME, NOR ANY SALES HEREUNDER, SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE BUSINESS, FINANCIAL CONDITION OR PROSPECTS OF THE COMPANY SINCE THE DATE HEREOF AND/OR THE DATES REFERRED TO HEREIN. IN ADDITION, THE COMPANY IS UNDER NO OBLIGATION TO UPDATE THE INFORMATION PRESENTED HEREIN.

PROSPECTIVE INVESTORS SHOULD NOT CONSTRUE THE CONTENTS OF THIS OFFERING STATEMENT AS LEGAL, TAX OR INVESTMENT ADVICE. LEGAL COUNSEL, ACCOUNTANTS OR INVESTMENT ADVISORS HAVE NOT BEEN ENGAGED BY THE COMPANY OR ITS AFFILIATES ON BEHALF OF PROSPECTIVE INVESTORS. ACCORDINGLY, EACH PROSPECTIVE INVESTOR SHOULD CONSULT THEIR OWN LEGAL COUNSEL, ACCOUNTANT, OR INVESTMENT ADVISOR AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR CONTEMPLATED INVESTMENT IN THE COMPANY'S SECURITIES. IN PROVIDING THIS

OFFERING STATEMENT, THE COMPANY IS NOT MAKING ANY REPRESENTATION TO ANY OFFEREE OR PURCHASER OF THESE SECURITIES REGARDING THE LEGALITY OR SUITABILITY OF AN INVESTMENT THEREIN BY SUCH OFFEREE OR PURCHASER UNDER APPLICABLE LAWS. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING INCLUDING THE MERITS AND RISKS INVOLVED.

IRS Circular 230 Disclosure: To ensure compliance with U.S. Treasury Department Circular 230, Investors in the Securities are hereby notified that: (a) any discussion of U.S. Federal tax issues in this document is not intended or written by the Company to be relied upon, and cannot be relied upon by Investors in the Securities, for the Purpose of avoiding penalties that may be imposed on Investors in the Securities under the U.S. Internal Revenue Code (the "Code"); (b) such discussion is written in connection with the Promotion or marketing of the transactions or matters addressed herein by the Company; and (c) Investors in the Securities should seek advice based on their particular circumstances from their own independent tax advisors.

This Offering Statement amends and restates all prior versions, if any, through the latest date shown on the cover page hereof.

By receiving this Offering Statement you agree not to transmit, reproduce or make this Offering Statement or any related exhibits or documents available to any other person or entity. Your breach of this condition may cause the Company to incur actual damages of an indeterminable amount, subjecting you to potential legal liability.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

As there is a relatively low minimum Target Offering threshold in this Offering, initial or earlier investors may bear a greater and disproportionate share of the risk factors set forth in this Offering Statement than investors who invest later or when the Company is better capitalized (See "Risk Factors").

We reserve the right to withdraw this Offering at any time and for any or no reason without notice.

We also reserve the right to issue securities of any kind at any time on terms other than the terms set forth in the Offering Statement, including, but not limited to, entering into one or more side-letters materially adjusting such terms.

This Offering Statement does not constitute an offer in any jurisdiction or to any person to whom it is unlawful to make such an offer in such jurisdiction.

An offer may be made only through the Company's registered funding portal and/or other designated intermediary and must be accompanied by a copy of this Offering Statement including Form C and all Exhibits. No other person has been authorized to give you any other information or make any representations other than those contained in this Offering Statement. If you receive other information, do not rely on it.

Our affairs may have changed materially since the date on the cover of this Offering Statement. Neither delivery of this Offering Statement nor any transactions made hereunder shall, under any circumstances, create an implication that there has been no material change in our affairs since that date.

You and/or your advisors and representatives may ask questions of, and receive answers from, our Management concerning the terms and conditions of this Offering Statement as well as our overall objectives. We also will endeavor to provide you with any additional information, to the extent we possess such information or can acquire it without unreasonable effort or expense, necessary to substantiate the information set forth in this Offering Statement.

Securities acquired through this Offering Statement may not be transferred without the express written permission of the Company or in the absence of an effective registration statement unless the Prospective transferee establishes, to the satisfaction of the Company, that an exemption from registration is available. Any certificates evidencing ownership of securities offered hereby shall bear a restrictive legend to this effect.

The securities described herein should be considered a non-liquid, speculative investment. (See "Risk Factors").

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TABLE OF CONTENTS

IMPORTANT NOTICES ABOUT THE INFORMATION PRESENTED IN THIS OFFERING STATEMENT	2
TABLE OF CONTENTS	5
THE COMPANY	1
ELIGIBILITY	1
COMPANY MANAGEMENT	1
PRINCIPAL SECURITY HOLDERS	5
BUSINESS AND ANTICIPATED BUSINESS PLAN	6
RISK FACTORS	6
THE OFFERING	15
PURPOSE	15
ESTIMATED USE OF PROCEEDS	16
CANCELLATION POLICY	17
OWNERSHIP AND CAPITAL STRUCTURE	17
THE OFFERING	17
MODIFICATIONS OF OFFERING TERMS	22
RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED	22
DESCRIPTION OF THE ISSUER'S SECURITIES	22
VALUATION	23
RISKS RELATED TO MINORITY OWNERSHIP IN THE COMPANY	23
RISKS RELATED TO CORPORATE ACTIONS, ISSUANCES OF ADDITIONAL SECURITIES, SALE OF THE COMPANY OR ITS ASSETS, ETC.	23
MATERIAL TERMS OF THE COMPANY'S INDEBTEDNESS	23
OTHER EXEMPT OFFERINGS CONDUCTED BY THE COMPANY IN THE PAST THREE YEARS	24
RELATED-PARTY TRANSACTIONS	24
FINANCIAL CONDITION OF THE COMPANY	24
OPERATING HISTORY	24
DESCRIPTION OF FINANCIAL CONDITION OF THE COMPANY	24
FINANCIAL INFORMATION	24
OTHER MATERIAL INFORMATION	25
SOURCES OF INFORMATION	25
REPRESENTATIONS	25
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	26
COMPETITION	26
DESCRIPTION OF PROPERTY	26
MATERIAL AGREEMENTS	26
COMPENSATION	26
CONFLICTS OF INTEREST	27

CERTAIN U.S. INCOME TAX CONSIDERATIONS	29
TAX RISKS	30
ERISA ASPECTS OF THE OFFERING	32
TAX DISCUSSION	33
LEGAL PROCEEDINGS	34
INDEMNIFICATION OF THE MANAGING MEMBER	34
ONGOING REPORTING	34

<u>EXHIBITS:</u>

A: BUSINESS PLAN SELECTIONS

B: FORM OF OPERATING AGREEMENT

C: FINANCIAL INFORMATION

D: SUBSCRIPTION INFORMATION & INSTRUCTIONS

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THE COMPANY

The name of the Issuer of the Securities described in this Offering Statement is Stoner's Haven LLC, a New Mexico limited liability company (referred to herein as "we", "us", "our", "Stoner's Haven", the "Issuer", or the "Company").

The Company seeks to construct, build and operate a planned 12,000 square foot (more or less) indoor cannabis cultivation, extraction, and manufacturing facility in Southeastern Deming, New Mexico (the "Property" or "Facility") which will be home to approximately 300 pounds of cannabis, while the crop is cultivated, harvested, processed, manufactured, packaged, and then transported to our third party dealers or straight to the door of our customers. We expect the Facility will cost up to $1,200,000 or more to become fully and commercially operational. We may require additional capital and/or loans to achieve our objectives. There can be no assurance these objectives will be achieved. (See "Risk Factors").

For more details regarding our business plan, please refer to Exhibit A attached hereto.

ELIGIBILITY

The Company is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.

The Company is not an investment company registered or required to be registered under the Investment Company Act of 1940, as amended.

The Company is not ineligible to rely on the exemption available under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, please see the "Legal Proceedings" section of this Offering Statement).

The Company has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this Offering Statement (or for such a shorter period that the Issuer was required to file such reports).

The Company is not a development stage company that (a) has no specific business plan, or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

To our knowledge and belief, neither the Company nor any of its predecessors have previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

COMPANY MANAGEMENT

We are a manager-managed limited liability company. The biographical background information of such persons is set forth below. Our Managers shall hold office until or unless a successor is chosen and elected. By way of majority consent, our voting Common Members may remove a Manager with or without cause.

Our Managers may fix the compensation of all managers and other Company officers. Pursuant to this authority, the Managers may, by resolution, provide for the Payment and/or reimbursement of their expenses or that of their affiliates. No such payment shall preclude any Managers from serving our Company in any capacity and receiving compensation therefrom. We may declare incentive compensation in the form of Units of membership interest, etc., in the future for our managers, officers, employees or other persons.

Our Managers also have the authority to appoint officers to assist in the operation and management of the Company's business on such terms and for such compensation as the Managers shall determine. Such officers, including any other officers appointed, regardless of title, are deemed "managers" of the Company for all purposes under the New Mexico Limited Liability Company Act, as amended, and the Company's Operating Agreement. No person is prevented from holding a position as a Manager and as a member concurrently.

The biographies of the Company's key personnel and other consultants or advisors are set forth below.

Key Personnel

Christine Quarrel, Director of Quality Assurance

Christine Quarrell will be filling the role of the director of quality assurance. Her role is instrumental in ensuring that our company meets all quality and compliance standards set forth by the state of New Mexico, as well as our company expectations. Christine's keen eye for impeccable outcomes make her the perfect asset to lead our quality division, With vigilant observation and revolutionary feedback. Christine brings every perspective to the table for the best developed outcome. Christine is an Astrology Enthusiast and a lover of all things that lead to a greater connection between our body, mind, and spirit. It's her attention to detail, commitment and voice to ensure things are done correctly, and skilled communication that ensures the standard of our company is eagle eyed at all times.

Cindy Kane, Director of Finance

Cindy Kane will be filling the role of the Director of Finance. Her role is instrumental in ensuring that our company's financial structure, goals, and initiatives are achieved and sound. Cindy gained her educational prowess from the University of Missouri Majoring in Accounting. Cindy offers universal organizational support in Accounting, Finance, Treasury, Controller, and Asset Management. Her diligent observation and sharp critical resolution skills deliver consistent and successful management and revenue advancing outlines. Cindy also enjoys being outdoors, volunteering in the community, and horseback riding with her horse with whom she shares her birthday. It's her character of integrity, honesty, and experience supporting both Private and Public Sectors alike, that will ensure that our company's financial equity is continuously secure.

Sonya Lyons, Chief Retail Officer

Sonya Lyons will be filling the role of Chief Retail Officer. Her role is instrumental in ensuring that our company's identity is reflecting our company's mission, standards, and Branding continuity while also ensuring individuality is not ever lost. Sonya comes to us with over a decade worth of leadership and business development experience. She excels in team building and staff retention while delivering award-winning results as a Servant Leader. In her free time she enjoys developing and exploring her artistic skills in painting, crafting, fire spinning, and spending time with her family. It's her aim and purpose in life to help others achieve the best quality of life through self-development, compassionate communication, and healthy culture integration to build community, ensuring our company is always placing people at the heart of all of our interactions.

Saul Apodaca, Chief Production Officer

Saul Apodaca will be filling the role of Chief Production Officer. His role is instrumental in ensuring our company's strategic plans are followed through operational and compliance measures to produce only quality products, while also overseeing Facility and Equipment maintenance. Saul has over a decade of Project Management that has helped shape Saul into the leader he is today. While being entrusted with multi-million dollar contracts, Saul has evolved the construction and industrial mining industry with his Outside-The-Box thinking and resilient problem solving. Saul is passionate about spending time with his family and showing his children all the wonders the world has to offer. It's his ability to stay on target overseeing multiple projects that will ensure we are meeting and staying on target with our production calendar and goals, which also directly translates into meeting our company's financial forecast.

Joseph Gallegos, Chief Logistics Officer

Joseph Gallegos will be filling the role of Chief Logistics Officer. His role is instrumental in ensuring our company's finished products are properly distributed to our customers/partners statewide, both safely, and continuously on time, while also overseeing the company warehouse, and statewide fleet. Joseph comes to us with over a Decade of combined work experience and knowledge in the Government transportation division and the industrial Mining industry. He is Dedicated to pursuing and developing the best strategic plans and will execute operational brilliance with ease while holding open lines of communication to build a supportive strong statewide culture. In his spare time, Joseph enjoys spending time with his family, riding his motorcycle, and being outdoors. It's his innate ability to work well under pressure to get the job done, all while developing a systematic yet flexible approach that will prove essential in our company's fast pace ever changing industry.

Kym Castillo, Chief Human Resources Officer

Kym Castillo will be filling the role of Chief Human Resources Officer. Her role is instrumental in ensuring that our company wide organizational culture, training, and workforce goals and initiatives are achieved. Kym gained her educational prowess from the University of New Mexico Majoring in Business Administration. Kym is overflowing with knowledge and experience in Human Resources. While taking a respectful, kind, and open minded approach, she ensures that the best outcome for everyone involved is achieved. Kym wasn't always kym however, in the 4th grade her parents, always being able to see her individual uniqueness, chose to have her name reflect that by changing the spelling from Kim to Kym. It's her skilled communication, empathy, ability to make tough calls, and resilient conflict resolution skills that deliver a healthy, accepting, and safe environment where our company's revolutionary culture and staff can not only grow but flourish.

Bruce Granger, Chief Strategic Officer

Bruce Granger will be filling the role of Chief Strategic Officer. His role is instrumental in ensuring our company's strategic direction is always in line with our cultivation and expansion goals. Bruce serves as a mentor and has experience in cannabis facility Design of buildings as large as 40,000 square feet. He was one of the original rule makers through the legislative process and legalization in Colorado. Bruce excels in natural cannabis cultivation through means of aeroponics creating the perfect grow environment. He has owned and operated one of the highest rated dispensaries and a grow facility that also housed extraction and infusion divisions. His cultivation, extraction, and infusion methods have set an impeccable standard in the industry. Bruce often talks about the love and admiration he has for his daughter and son; and enjoys hitting the slopes in his free time. It's his commitment, Integrity, and experience in cultivating and processing only clean quality products, while his vast knowledge of the industry as a whole will ensure our team's processes are sound in nature.

Matt Kennicott, Chief Strategic Officer

Matt Kennicott will be serving as Chief Strategic Officer. His role is instrumental in ensuring our company's strategic direction is always in line with requirements to maintain operational success and our goals for expansion. Matt serves as a mentor and has extensive knowledge and experience in overseeing innovative planning and sound process planning that has helped shape not only his own endeavors in the cannabis industry but also provides deep knowledge of the state's licensing process, compliance adherence, and state cannabis program to others. Matt has served as VP of Communications for public affairs firms and brings decades of knowledge as a majority owner of a CBD company and as a cannabis cultivator. Matt enjoys spending time with his love Veronica, eating and critiquing food, and competes in powerlifting in his spare time. His knowledge, integrity, and passion for the industry will ensure our team is executing ideas, adapting, and staying current to the state's market.

Judy Gallegos, Chief Executive Officer

Judy Gallegos will be filling the role of Chief Executive Officer. Her role is instrumental in ensuring the company's full oversight of all divisions is executed in line with the mission, vision, growth and expansion plans, as well as developing a company culture that breeds an environment where everyone can be successful and thrive. Judy gained her educational prowess from Western New Mexico University majoring in Criminal Justice Policing administration. She is a strategist with a keen eye for organization, bringing people together, and Project success.

Judy has spent the last decade reshaping and cultivating award winning training, leadership and employee programs, consulting for government and nonprofit entities. Many know Judy by her nickname of Juju and time spent with all her loved ones is her most cherished time spent. It's her ability to capture the hearts and minds of each team member that will set us apart in our industry. Judy is the beat in our hearts that keep our success, hopes, and dreams alive.

Other Personnel and Consultants

We may negotiate consulting agreements with real estate developers, realtors, mortgage bankers, surveyors, appraisers, analysts, investment advisors, accountants, money managers, attorneys, risk managers, statisticians, computer technicians, bankers, consultants, etc. We may also enlist the services of other professionals if deemed in the best interest of the Company.

Subsidiaries

The Company may own and/or become a member of one or more various operating subsidiaries. We may take title to certain parcels of the Property in the name of one or more subsidiaries of the Company. In such an event, our Managers and officers will also serve as managers of the same.

Control of the Company

Ultimate control over the business affairs, policies, and actions of the Company resides with the voting Common Members who have the power to appoint the Managers. Each Common Member's vote shall be determined by percentage of membership interest or number of Units owned at the time of the vote in question.

Management

It is the duty of our managers to carry out the day-to-day expressed purpose and objectives of the Company, including coordination and communication with the members and the various tasks associated with being managers of a limited liability company pursuant to our Operating Agreement.

Our Managers shall exercise their best efforts and their ordinary and customary business judgment and practices in managing the affairs of the Company. Our managers, officers or agents shall not be liable or obligated to the Company or its members for any mistake of fact or judgment made by them collectively or individually in operating the business of the Company which results in any loss to the Company or the members and shall be indemnified therefrom.

Our managers or officers do not in any way guarantee the return of the members' capital or the return of a profit from the operations of the Company, nor shall they be responsible to any member because of a loss of their capital contribution or a loss in operations.

Subject to the specific provisions of our Operating Agreement (see the Exhibit section of this Offering Statement), our Managers shall have power and authority to take such actions deemed necessary, appropriate, customary, or convenient in regard to normal management activities and the conduct of the daily business operations and affairs of the Company.

Books and Records

We shall keep just and true books of account and all other records at the principal place of business location of the Company or at such other locations deemed expedient by the Managers and shall make these books and records available to all Members during normal business hours provided reasonable advance notice is given. The books and records shall include, but shall not be limited to, the designation and identification of any property (real, personal, and mixed) in which the Company owns a legal or beneficial interest, including any property for which the title has been recorded or is maintained. Members and their designated agents are authorized to visit our designated location provided reasonable advance notice is given, to copy these records, in whole or in part, at their own expense.

Notwithstanding the foregoing, we may withhold information we deem to be a trade secret or in which we reasonably believe we may suffer competitive disadvantage or economic harm or in order to ensure the Privacy of our members.

Accounting

We will retain accountants to provide each member with all information reasonably necessary to file their income tax return. An individual IRS Form K-1 will be issued to each member within a reasonable time after year-end.

Company Bank Accounts

All Company funds shall be deposited in its own name or that of one of our affiliates in an account or accounts maintained at a national or state bank selected for convenience.

Updates to the Members and Other Investors

We will endeavor to furnish you with periodic updates as deemed appropriate but not less frequently than annually. During special situations or periods of heightened activity, updates may be issued on a more frequent basis as appropriate.

Managers and Executive Officer Compensation

The Company expects to enter into management agreements with our Managers (See "Management"), for the Provision of executive officer services, general business management services and administration services, etc. Details regarding such agreements may be made available upon request.

Reimbursement of Certain Expenses Incurred

Our Managers and other duly appointed managers or executive officers and/or their affiliates are entitled to reimbursement for the reasonable, direct, out-of-pocket expenses incurred while acting for or on behalf of our Company including, but not limited to, all legal, accounting, travel, and other similar expenses, etc., including the costs associated with this Offering and Offering Statement.

PRINCIPAL SECURITY HOLDERS

The following table sets forth certain information with respect to beneficial ownership of our outstanding Units of membership interest estimated as of July 3, 2023, for each Manager of the Company or other person presently owning more than five percent (5%) of the outstanding Units of the Company.

Name of Beneficial Owner (1)(2)(5)	Title of Class	Amount and Nature of Beneficial Ownership (1)(4)	Percentage of Ownership (1)(2)(3)(4)
Judy Gallegos, CEO	Common Units	719,500 Units	89.94%

NOTES TO TABLE:

(1)   Beneficial ownership is determined in accordance with the rules of the U.S. Securities and Exchange Commission (the "SEC") and generally includes voting or investment power with respect to securities. Units of membership interest subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of the date of this Offering Statement, are deemed outstanding for purposes of computing the Percentage of the Person holding such option or warrant but are not deemed outstanding for computing the Percentage of any other person.

(2)   Percentage based on an estimated total of 880,000 Company Units outstanding (Investing and Managing) as of July 3, 2023. See "Capitalization and Indebtedness".

(3)   Subject to dilution or change in the event of issuance of new Investing Units.

(4)   Out of any Available Distributable Cash derived from Company assets, the Company shall distribute any net proceeds pro rata between the Common Members. (See the Company's Operating Agreement).

BUSINESS AND ANTICIPATED BUSINESS PLAN

The Company seeks to construct, build and operate a planned 12,000 square foot (more or less) indoor cannabis cultivation, extraction, and manufacturing facility in Southeastern Deming, New Mexico (the "Property" or "Facility") which will be home to approximately 300 pounds of cannabis, while the crop is cultivated, harvested, processed, manufactured, packaged, and then transported to our third party dealers or straight to the door of our customers. We expect the Facility will cost up to $1,200,000 or more to become fully and commercially operational. We may require additional capital and/or loans to achieve our objectives. There can be no assurance these objectives will be achieved. (See "Risk Factors").

* * * * *

For more information regarding the Company and our business plan, please refer to Exhibit A and/or contact us at the address on the cover of this Offering Statement.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The securities described in this Offering Statement entail certain risks that investors should consider before making a decision to accept the terms of this Offering. There can be no assurance that any rate of return or other investment objectives will be realized or that there will be any return of capital. You should consider the following risk factors among others risks in making a decision:

GENERAL RISK CONSIDERATIONS

You should rely only on the information contained in this Offering Statement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, do not rely on it.

Please carefully consider the risk factors set forth below, as well as the other information contained in this Offering Statement, in evaluating an investment in the Units offered hereby. This Offering Statement contains certain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this Offering Statement.

The securities described in the Offering Statement entail certain risks that investors should consider before making a decision to accept the terms of this Offering. There can be no assurance that any rate of return or other investment objectives will be realized or that there will be any return of your invested capital. You should consider the following risk factors among others risks in making a decision:

The securities being offered are speculative and involve high risk

The Common Units being offered via the Offering Statement should be considered speculative involving a high degree of risk. Therefore, you should thoroughly consider all of the risk factors discussed herein. You should understand that it is possible that you could lose your entire capital contribution or investment if the Company is ultimately not successful. You should not subscribe if you are unwilling to accept the risks associated with the Company and/or its affiliates.

This Offering Statement includes forward-looking statements

This Offering Statement includes many forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions, including, among other things:

- The actions of our competitors;

- Successful implementation of our objectives;

- Effectiveness of the strategies employed by us;

- Economic, technological, and demographic trends affecting us; and

- The skills of our key personnel and management.

We may not attempt to supplement the Offering Statement from time to time with new information with respect to our progress and we may not update or revise forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in the Offering Statement might not occur.

You should rely only on the information contained in the Offering Statement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, do not rely on it.

We are not making an offer in any jurisdiction where the transaction(s) contemplated hereby is not permitted. You should assume that the information appearing in the Offering Statement is accurate as of the date on the front cover. Our business or financial condition, the results from our operations and prospects may have materially changed subsequent to that date.

Do not rely upon any of our forward-looking statements

Although we believe that any forward-looking statements set forth herein are reasonably achievable, any such statements are not to be construed as presenting the actual financial returns which will be experienced by you or a guarantee or promise of any type that the returns will be as depicted. Rather, they merely represent our judgment, as of the date of the Offering Statement, and based on the assumptions underlying these forward-looking statements, regarding the potential future economic conditions of the Company. There will be differences between the anticipated and actual results because events and circumstances frequently do not occur as expected, and those differences may be material. Additionally, since we are a new business enterprise with no operating history, it is very unlikely that our operating results for any given time period can be accurately predicted even if the overall objectives for the Company are achieved. Consequently, it is possible that you may never realize any return from your investment.

RISKS ASSOCIATED WITH OUR PLANNED OWNERSHIP AND OPERATION OF REAL ESTATE

We will assume all of the general risks of associated with real estate ownership

We will be subject to the risks generally incident to the ownership of real property, including, without limitation, the following: uncertainty of cash flow to meet fixed obligations; adverse changes in general or local economic conditions; excessive building resulting in an over-supply; relative appeal of particular types of properties; reduction in the cost of operating competing properties; decrease in employment, reducing the demand for properties in the area; the possible need for unanticipated renovations; adverse changes in interest rates and availability of mortgage funds; changes in real estate tax rates and other operating expenses; changes in governmental rules and fiscal policies, acts of God, including earthquakes, which may cause uninsured losses; the financial condition of the Property; environmental risks; condemnation of the Property and other factors which are beyond our control and that of our existing Common Members.

Eventual liquidation or dissolution of the Company may be delayed until all purchase money loans, which we may extend to a buyer of the Property, is repaid or sold. Decreases in actual rental income from expected amounts, or increases in operating expenses, among other factors, could result in our inability to meet all our cash obligations. Any decrease in rental income received by the Company may reduce, and possibly eliminate, the amount of cash available for distribution to the Members, since operating expenses, such as property taxes, utility costs, maintenance, and insurance are unlikely to decrease significantly, and other expenses such as advertising and promotion may increase. If the income from the Property is not sufficient to meet operating expenses or debt service, we may have to dispose of the Property on disadvantageous terms in order to raise needed funds.

We will face rehabilitation and construction risks

We plan to acquire the Property and then rehabilitate and improve the same so as to operate our business. Our ability to achieve our acquisition and renovation plans will depend upon a variety of factors, many of which are beyond our control. There can be no assurance that we will not suffer delays, which could slow our growth and/or adversely affect your interests. Our plans for the Property will involve a number of risks, including the possibility that we may experience delays in obtaining necessary zoning, land use, building, occupancy, licensing and other required governmental permits and authorizations.

We may also incur construction costs that exceed original estimates, may not complete construction projects on schedule and may experience competition in the search for suitable investment properties. We will rely on third-party general contractors. There can be no assurance that we will not experience difficulties in working with general contractors and subcontractors, which could result in increased construction costs and delays.

Further, real estate acquisition and renovation is subject to a number of contingencies over which we will have little control and that may adversely affect project cost and completion time, including shortages of, or the inability to obtain, labor or materials, the inability of the general contractor or subcontractors to perform under their contracts, strikes, adverse weather conditions and changes in applicable laws or regulations or in the method of applying such laws and regulations. Accordingly, if we are unable to achieve our renovation plans, our business, financial condition and results of operations could be adversely affected.

We may require additional financing

To achieve our objectives, we may need to obtain sufficient financial resources to fund our acquisition, renovation, re-construction and operational activities. The estimated cost to acquire, rehabilitate, and improve the Property may substantially exceed the net proceeds we are able to obtain via this Offering. Accordingly, our success will depend on our ability to obtain additional financing on acceptable terms. We currently estimate that the net proceeds from our Offering, if all the Units offered hereby are subscribed, together with existing working capital and financing commitments and financing expected to be available, will be sufficient to fund our acquisition and renovation of the Property . We may from time to time seek additional funding through public or private financing sources, including equity or debt financing. If additional funds are raised by issuing equity securities, our Members may experience dilution. There can be no assurance that adequate funding will be available as needed or on terms acceptable to us. A lack of funds may require us to delay or eliminate our plans to improve the Property . See "Capitalization and Use of Proceeds".

We may utilize leverage and incur the adverse consequences of indebtedness

We may become subject to mortgage, construction and other indebtedness. In the event the offering is not expanded and/or less than the full number of Units offered hereby are subscribed, we intend to finance the acquisition and renovation of the Property through mortgage financing and possibly operating leases or other financing vehicles, including lines of credit, promissory notes, etc. Our amount of mortgage indebtedness and other debt and debt related payments will be higher in proportion to our inability to raise funds through this offering of equity Units. As a result, more of our cash flow would be devoted to debt service and related payments and we would consequently be subject to risks normally associated with such leverage.

The consequences of such leverage may include, but are not limited to, compliance with financial covenants and other restrictions that:

- Require us to meet certain financial tests and maintain certain escrows of funds;

- Require personal guarantees of our Members; and

- Limit, among other things, our ability to borrow additional funds, dispose of assets and engage in other business operations.

We may be at risk of rising interest rates

In the event we borrow money to acquire, rehabilitate, and improve the Property, the principal amount of our indebtedness may bear interest at floating rates. In addition, indebtedness that we may incur in the future may also bear interest at a floating rate. Therefore, increases in prevailing interest rates could increase our interest payment obligations and could have an adverse effect on our business, financial condition and results of operations.

We may suffer the consequences of default and foreclosure

There can be no assurance that we will generate sufficient cash flow from operations to cover required interest, principal and any operating lease payments. Any payment or other default could cause a lender to foreclose on the Property which secures such indebtedness or, in the case of an operating lease, could terminate the lease, with a consequent loss of income and asset value to us. In certain cases, indebtedness may also be secured by a pledge of our interests in the Property . In the event of a default with respect to any such indebtedness, a lender could avoid the judicial procedures required to foreclose on real property by foreclosing on the pledge instead, thus accelerating the lender's acquisition of the Property . Further, because of possible cross-default and cross-collateralization provisions that may arise in our mortgages, our default on any of our payment obligations could cause us to lose the Property in its entirety and, consequently, cause you to lose your entire investment in the Units offered hereby.

We will face significant competition

The cannabis-related industry is highly competitive and will likely become even more competitive in the future. We will be competing with numerous other companies providing similar cannabis-related options. In general, regulatory and other barriers to competitive entry in the cannabis-related industry are not substantial. In pursuing our objectives, we expect to face competition. Some of our present and potential competitors are significantly larger and have, or may obtain, greater financial resources than we have access to. Consequently, there can be no assurance that we will not encounter increased competition that could limit our ability to attract residents and that could have a material adverse effect on our business, financial condition and results of operations. Moreover, our expected renovation of the Property may outpace demand for such a property in our selected local market. Due to competition, our market may become saturated. An oversupply of similar facilities could cause us to experience decreased occupancy, depressed margins and lower operating results.

We may experience difficulties managing operations

The Property will place significant demands on the management resources of our existing Common Members. Our ability to manage effectively will require us to continue to expand our operational, financial and management information systems and to continue to attract, train, motivate, manage and retain key employees. If we are unable to manage the Property effectively, our business, financial condition and results of operations could be adversely affected.

We will be dependent upon our management and skilled personnel

We will depend upon the services of our existing Common Members or its affiliates (See "Key Personnel"). The loss of the services of any such persons could have a material adverse effect on our business, financial condition and results of operations. We also will depend upon our ability to attract and retain management personnel who will be responsible for the day-to-day operations of our Property(ies). If we are unable to hire qualified management personnel to operate our Property, our business, financial condition and results of operations could be adversely affected.

We will be challenged with staffing and labor cost issues

We expect to compete with various cannabis-related providers in attracting and retaining qualified or skilled personnel. A shortage of managers or other trained personnel or general inflationary pressures may require us to enhance our wage and benefits packages to compete effectively for personnel. Our general and administrative expenses (which will consist primarily of staffing and labor expenses, including hiring additional staff and increasing the salary and benefits of existing staff) can be expected to increase over time as a percentage of our operating revenue. There can be no assurance that our labor costs will not continue to increase as a percentage of operating revenue. Any significant failure by us to attract and retain qualified employees, to control our labor costs or to match increases in our labor expenses with corresponding increases in revenues could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to government oversight, regulation and changes in legislation

The Property and our business will be subject to regulation and licensing by state and local agencies and other regulatory authorities. We expect to be subject to state or local building code, fire code, or certification requirements. We may be subject to periodic surveys or inspection by governmental authorities. From time to time in the ordinary course of business, we may receive deficiency reports. We expect to review such reports and shall seek to take appropriate corrective action. Although most inspection deficiencies are resolved through a plan of correction, the reviewing agency typically is authorized to take action against a licensed property where deficiencies are noted in the inspection process. Such action may include imposition of fines, imposition of a provisional or conditional license or suspension or revocation of a license or other sanctions. Any failure by us to comply with applicable requirements could have a material and adverse effect on our business, financial condition and results of operations.

Regulation of the cannabis industry is evolving and our operations could also be adversely affected by, among other things, future regulatory developments. Increased regulatory requirements could increase costs of compliance with such requirements.

Our use of proceeds is discretionary and may materially vary from any estimates provided

We expect to use the net proceeds from this offering to fund the acquisition of the Property and for working capital and general corporate purposes. Our management will retain broad discretion in allocating the net proceeds of this offering. See "Company Capitalization and Use of Proceeds" and "Compensation".

We will be subject to environmental laws and related risks

Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be held liable for the cost of removal or remediation of certain hazardous or toxic substances, including, without limitation, asbestos-containing materials, that could be located on, in or under such property. Such laws and regulations often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of the hazardous or toxic substances. The costs of any required remediation or removal of these substances could be substantial and the liability of an owner or operator as to any property is generally not limited under such laws and regulations and could exceed the property's value and the aggregate assets of the owner or operator. The presence of these substances or failure to remediate such substances properly may also adversely affect the owner's ability to sell or rent the property, or to borrow using the property as collateral. Under these laws and regulations, an owner, operator or an entity that arranges for the disposal of hazardous or toxic substances, such as asbestos-containing materials, at a disposal site may also be liable for the costs of any required remediation or removal of the hazardous or toxic substances at the disposal site.

In connection with our ownership or operation of the Property, we could be liable for these costs, as well as certain other costs, including governmental fines and injuries to persons or properties. As a result, the presence, with or without our knowledge, of hazardous or toxic substances at the Property could have an adverse effect on our business, financial condition and results of operations. An environmental audit, if performed on the Property, may not reveal any significant environmental liability that management believes would have a material adverse effect on our business, financial condition or results of operations. No assurance can be given that an environmental audit of the Property will reveal all environmental liabilities.

We may face lawsuits and liability risks

Our business entails an inherent risk of liability. In recent years, participants in the cannabis-related industry have become subject to an increasing number of lawsuits alleging negligence or related legal theories, many of which involve large claims and significant legal costs. We will likely, from time to time, become subject to such suits as a result of the nature of our business. We expect to maintain insurance policies in amounts and with such coverage and deductibles as we believe are adequate, based on the nature and risks of our business, historical data and industry standards. However, we may not be able to obtain or maintain adequate levels of insurance.

There can be no assurance that claims will not arise which are in excess of our insurance coverage or are not covered by our insurance coverage. A successful claim against us not covered by, or in excess of, our insurance could have a material adverse effect on our financial condition and results of operations. Claims against us, regardless of their merit or eventual outcome, may also have a material adverse effect on our ability to attract residents or continue our business and would require management to devote time to matters unrelated to the operation of our business. In addition, our insurance policies will be renewed annually and there can be no assurance that we will be able to continue to obtain liability insurance coverage in the future or, if available, that such coverage will be available on acceptable terms.

We will not be diversified

Since our primary asset will be the Property, the benefits of diversification over a broad range of assets will not be realized.

RISKS RELATED TO OUR PLANNED INVOLVEMENT IN CANNABIS-RELATED BUSINESS ACTIVITIES

Our proposed business is connected with conflicting laws pertaining to the marijuana industry

Continued development of the marijuana industry is dependent upon continued legislative authorization of the use and cultivation of marijuana at the state level. Any number of factors could slow or halt progress in this area. Further, progress, while encouraging, is not assured. While there may be ample public support for legislative action, numerous factors impact the legislative process. Any one of these factors could slow or halt use of marijuana, which would negatively impact our proposed business.

Many state laws, including the State of New Mexico, are in conflict with the federal Controlled Substances Act, which makes marijuana use and possession illegal on a national level. The Obama administration previously effectively stated that it is not an efficient use of resources to direct federal law enforcement agencies to prosecute those lawfully abiding by state-designated laws allowing the use and distribution of CBD and/or marijuana-based products. The Biden administration position is unknown. However, there is no guarantee that the Biden administration will not change current policy regarding the low-priority enforcement of federal laws. Additionally, any new administration that follows could change this policy and decide to enforce the federal laws strongly. Any such change in the federal government's enforcement of current federal laws could cause significant and material financial damage to us.

Since we intend to grow, harvest, distribute and sell cannabis, and engage in commercial activities related to marijuana, we could be deemed to be participating in marijuana cultivation, which remains illegal under federal law, which exposes us to potential criminal liability, with the additional risk that our business could be subject to civil forfeiture proceedings.

The marijuana industry faces strong opposition

It is believed by many that large, well-funded businesses may have a strong economic opposition to the marijuana industry. We believe that the pharmaceutical industry clearly does not want to cede control of any product that could generate significant revenue. For example, CBD and/or marijuana-based products will likely adversely impact the existing market for the current "marijuana pill" sold by mainstream pharmaceutical companies. Further, the CBD and/or marijuana-based products industry could face a material threat from the pharmaceutical industry, should marijuana displace other drugs or encroach upon the pharmaceutical industry's products. The pharmaceutical industry is well funded with a strong and experienced lobby that eclipses the funding of the CBD and/or marijuana-based products movement. Any inroads the pharmaceutical industry could make in halting or impeding the marijuana industry harm our business, prospects, results of operation and financial condition.

Marijuana remains illegal under federal law

Marijuana is a Schedule-I controlled substance and is illegal under federal law. Even in those states in which the use of marijuana has been legalized, its use remains a violation of federal law. Since federal law criminalizing the use of marijuana preempts state laws that legalize its use, strict enforcement of federal law regarding marijuana would harm our business, prospects, results of operation and financial condition.

Unfavorable publicity or consumer perception persists regarding marijuana-based products

The Company believes the legalized marijuana industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the marijuana products produced. Consumer perception of our products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of CBD and/or marijuana-based products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for our products and the business, results of operations, financial condition and cash flows of the Company. Our dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of CBD and/or marijuana-based products in general, or our products specifically, or associating the consumption of CBD and/or marijuana-based products with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products legally, appropriately or as directed.

Federal regulation and enforcement may adversely affect our revenues and profits

As of the date of this Offering Statement, the policy and regulations of the U.S. federal government and its agencies is that cannabis has no medical benefit and a range of activities including cultivation and use of cannabis for personal use is prohibited on the basis of federal law and may or may not be permitted on the basis of state law. Active enforcement of the current federal regulatory position on cannabis on a regional or national basis may directly and adversely affect the willingness of customers to buy our products. Active enforcement of the current federal regulatory position on cannabis may thus indirectly and adversely affect our Property revenues.

OTHER RISK FACTORS

There is no liquid market for our Units

You must assume the risks of purchasing an illiquid asset. Transferability of the Units is limited and there is no guarantee of any market for the Units. Consequently, you should not expect to be able to readily liquidate your Units.

Revenue distributions may not be possible due to unavoidable delays

There are a number of factors that could cause a delay in the beginning or continuance of revenue distributions to you, including, but not limited to, title defects, construction or renovation delays, delays in closing, problems getting the Property operational, staffing or labor issues, demand for the Property by residents, the overall cannabis-related market, acceptable price considerations, debt service, regulatory or environmental concerns, etc.

The amount and frequency of distributions will depend primarily on the net cash receipts from the operations of the Property after accounting for the costs of operations.

It is our intention to make distributions on a quarterly basis. However, there are no guarantees or assurances of when cash distributions will commence or as to the amount of such distributions, if any.

Our forecasts are reliant upon hypothetical projections and lack independent review

Projections utilized by the Company to extol the merits of our business plan are based on assumptions believed to be reasonable. However, any such projections are strictly hypothetical in nature, and there is no assurance or guarantee expressed or implied that results of the Property or Company will be similar to the projections, or that you will realize a profit on your investment in the Units or any return of capital whatsoever.

There has been no independent economic review made of the merits of an investment in our Units. If you acquire Units without independent evaluation of our Units or the hypothetical projections and their underlying assumptions, you assume the risk that the actual results of our activities may be significantly or materially different than those shown in the projections, and the risk that you may lose your entire capital contribution.

We are a new business enterprise lacking an operating history

We lack an operating history. As a result, we are subject to all the risks and uncertainties characteristic of a new business enterprise, including the substantial problems, expenses and other difficulties typically encountered in the course of establishing a business, organizing operations and procedures, and engaging and training new personnel. The likelihood of our success must be considered in light of these and other potential problems, expenses, complications, and delays.

This offering is not registered under securities laws

This offering has not been registered under the U.S. Securities Act of 1933, as amended, nor registered under the securities laws of any state or other foreign jurisdiction. We do not intend to register this offering at any time in the future. Thus, you will not enjoy any benefits that may have been derived from such a registration and corresponding review by regulatory officials. You or your representatives must make your own decision as to investing in the

Company with the knowledge that regulatory officials have not commented on the adequacy of the disclosures contained in this Offering Statement or on the fairness of our offering. The lack of registration of the offering may also significantly restrict the transferability of the Units.

This offering may be integrated with other offerings

We anticipate our existing Common Members will organize other limited liability companies, partnerships or ventures during its existence related to the acquisition and renovation of cannabis-related commercial properties. Any two or more of such programs could be found by the SEC, a state securities regulatory agency, or any other party to constitute a multi offering of securities, which finding could lead to a disallowance of exemptions from registration for the sale of Units in the Company. Such a finding could give rise to various legal actions brought by federal or state regulatory agencies, investors, or others.

Estimated costs are not certain

Costs to be borne by us for the acquisition and renovation of our intended cannabis-related cannot be ascertained with certainty. Estimates of such costs have not been determined by an independent process but are believed to be reasonable and consistent with such costs for similar cannabis-related commercial properties.

Due to the competitive nature of the cannabis-related market and due to our dependence on the resources of the selected contractors or other independent contractors, there is no assurance that such services might be obtained at costs either higher or lower than those paid by us.

We may experience cost overruns. While we hope to have extra funds on hand to cover cost overruns that result from complications, there can be no assurance that such amounts, if any, will be sufficient to cover such costs. However, excessive costs of construction or operations due to complications may cause the Property to become commercially unproductive, necessitating its eventual sale.

We may assume risks associated with participating in joint ventures or other partnerships

There is a chance we may acquire partial or fractional ownership in the intended Property in joint venture, joint tenancy, or in partnership relationship between ourselves (as either a general or limited partner or as a member of an LLC) and other real estate or cannabis-related companies or investors who may or may not be affiliated with the Company. Such relationships may involve risks not otherwise present. These include risks associated with the possibility that our co-venturer(s) or partner(s) might become bankrupt, that such co-venturer(s) or partner(s) may at any time have economic or business interests or goals that are inconsistent with those of ours, or that such co-venturer(s) or partner(s) may be in a position to take action contrary to our instructions or requests or contrary to our policies or objectives. We may relinquish control of such a joint venture or partnership and the Company may receive a disproportionate share of profits from such a relationship. Actions by a co-venturer or partner might have the result of subjecting assets owned by the joint venture or partnership (which may include the Property) to liabilities in excess of those contemplated by the terms of the joint venture or partnership or might have other adverse consequences for us.

We shall be under the control of our existing Common Members

A majority of the Units of existing Common Membership Interest (voting equity) in the Company are owned by Affiliates of our key personnel and/or their affiliates (See "Key Personnel"). As a result, such persons will have significant influence over all matters requiring approval concerning our business.

Our existing Common Members and our Key Personnel have conflicts of interest

There are conflicts of interest inherent in the activities of the Company. Our existing Common Members and/or its affiliates may act in a similar capacity for other LLCs or partnerships involved in the cannabis-related industry. For example, our existing Common Members (See "Key Personnel") may become or be associated or affiliated with the management, marketing or ownership of a multitude of other cannabis-related commercial properties personally or otherwise.

Our existing Common Members, affiliates and/or Key Personnel intend to manage other cannabis-related acquisition and renovation LLCs or partnerships and plan to own and operate other cannabis-related commercial properties on its own behalf and on behalf of others. Also, although we do not currently anticipate problems, any additional responsibilities taken on by our existing Common Members, affiliates and/or Key Personnel may cause them to devote less time to the business of the Company and the Property than may be necessary for optimal performance. In addition, our existing Common Members may subscribe for additional Units in this Offering on the same terms as outlined in this Offering Statement.

Certain services to be provided to the Company, such as legal, accounting, marketing, operations, maintenance, project origination and technical or consulting services, may be performed by our affiliates or related parties under common control. For example, the Company may enter into a property management contract with an affiliate owned or controlled by our existing Common Members (see "Key Personnel"). We will strive to ensure that such services will be performed at rates believed to be comparable to rates charged by other independent non-affiliated companies for similar services. However, there is the possibility that our affiliates or related parties may realize a profit even though you do not realize a profit on your investment.

Conflicts of interest for the individual members of our management team and others associated with the Company by way of contract may also arise. Such individuals, either directly or indirectly, may provide services to other cannabis-related commercial properties or projects and may engage in real estate acquisition and renovation for their own account and the account of others. All of these activities may result in conflicts of interest.

You should seek out independent legal advice

Neither we nor our attorneys intend to give you any legal advice or counsel whatsoever. This Offering Statement is not legal advice. We strongly recommend you consult with your legal advisors regarding the inherent risks of the Company before investing.

Risks associated with the global COVID-19 pandemic may adversely affect us

The global outbreak of COVID-19 has created uncertain risks and circumstances in the real estate markets specifically and in the global economy generally. The United States and many parts of the world are currently under mandated or suggested "stay-in-place" orders in an attempt to contain the COVID-19 virus pandemic. Due to these orders and urges of social distancing, many businesses have been forced to temporarily close until the virus is contained. To this end, it is unclear of the potential risks to our business as a result of these orders and closures. It is uncertain what the economic results will be. It is expected that both employment and the real estate market will be adversely affected. Due to these unknown risks, investing in the Company's Units at this time constitutes a high degree of risk.

THE OFFERING

PURPOSE

We intend to use the net proceeds of this offering for general working capital purposes related to the acquisition and development of the Property. Invested funds will used for payment of invoices for services rendered relating to development of the Property including but not limited to (i) direct and indirect costs of acquisition, construction and operation of the Property and similar facilities, and (ii) legal, accounting, administrative, overhead, marketing, and similar costs and expenses associated with completing the Property development plan. There will be no salaries payable to the Managers or our affiliates during the course of the Property's development. Our Management will endeavor to supervise the use of funds such that actual value is exchanged upon payment which would contribute towards the building of equity, completion of the Property development plan, and similar or other costs and expenses associated with pursuing the Company's business objectives.

ESTIMATED USE OF PROCEEDS

Inasmuch as it is impossible to predict exact costs and the expenses necessary to conduct the business of the Company, actual expenditures could vary substantially and materially from the following estimated forecasts:

	If Target Offering Amount Sold	If Maximum Amount Sold[2]
Total Proceeds:	$1,200,000	$1,235,000
Less: Offering Expenses (1) Costs of Capital: Sales Commissions, Finder Fees, Portal Fees, and/or Offering Marketing Allowances	$81,000	$83,363
Net Proceeds:		
Use of Net Proceeds (2) General working capital and/or construction of cannabis cultivation facility in southeastern Deming, New Mexico (the "Property" or "Facility") and/or related assets	$1,119,000	$1,151,637
Total Use of Net Proceeds:	$1,119,000	$1,151,637

FOOTNOTES TO TABLE:

(1)   Our designated registered funding portal, MainVest, Inc., a Delaware corporation ("MainVest" or the "Funding Portal", per our MainVest Platform Listing Agreement (which is incorporated herein by reference and shall be made available upon request), shall receive compensation in the form of a "Revenue Securement Fee" equal to $_____ plus 4.5% of the total amount of the Œering subscribed by the Funding Portal's In-Network Users and plus 9% of the total amount of the Œering raised from all other investors.

No direct or indirect interest in the Company will be held or acquired by the Funding Portal or its Affiliates.

(2)   Net proceeds will be used by the Company for general business purposes towards the execution of our business plan to construct, build and operate a planned 12,000 square foot (more or less) indoor cannabis cultivation, extraction, and manufacturing facility in Southeastern Deming, New Mexico (the "Property" or "Facility") which will be home to approximately 300 pounds of cannabis, while the crop is cultivated, harvested, processed, manufactured, packaged, and then transported to our third party dealers or straight to the door of our customers. We expect the Facility will cost up to $1,200,000 or more to become fully and commercially operational. We may require additional capital and/or loans to achieve our objectives. There can be no assurance these objectives will be achieved. (See "Risk Factors").

CLOSING AND DELIVERY OF SECURITIES

The initial Closing of the Offering shall occur upon the earlier to occur of either (a) five (5) days after subscriptions of at least USD $1,200,000 (the "Target Offering" amount) have been received by the Company, or (b) 30 days after the date on the cover of this Offering Statement (the initial "Closing Date" or initial "Deadline"). The Closing Date and/or Deadline may be extended at any time.

If the sum of the investment commitments does not equal or exceed the Target Offering amount at the offering Deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

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[2]This Offering may be expanded up to USD $5,000,000 (500,000 Units) in the Company's sole discretion in which case the Company's Form C and this Offering Statement will be updated and/or supplemented.

At least 48 hours subsequent to a Closing Date or Deadline, you will receive a notification via email stating either (a) your subscription has been accepted and will thereafter be electronically recorded in the Company's books and records, or (b) your subscription is being refunded.

After the initial Closing Date or initial Deadline, subsequent Closings may occur on a rolling basis in the Company's sole discretion.

CANCELLATION POLICY

NOTE: You may cancel your investment commitment (subscription) until 48 hours prior to the Deadline identified in these Offering materials (see above).

Our intermediary will notify you when the Target Offering amount has been met.

If we reach the Target Offering amount prior to the Deadline identified in the Offering materials (see above), we may close the Offering early if we provide notice about the new Offering Deadline at least five (5) business days prior to such new Offering Deadline (absent a material change that would require an extension of the Offering and reconfirmation of your investment commitment).

If you do not cancel your investment commitment (subscription) before the 48-hour period prior to the Offering Deadline, the funds will be released to the Company upon Closing of the Offering and you will receive securities in exchange for your investment.

If you do not reconfirm your investment commitment (subscription) after a material change is made to the Offering, your investment commitment (subscription) will be canceled and your committed funds will be returned.


OWNERSHIP AND CAPITAL STRUCTURE


THE OFFERING

Units of Common Membership Interest

The Company is a limited liability company ("LLC") organized under the New Mexico LLC Act.

Upon acceptance of your subscription for Units, you will be admitted as a Common Member of the Company as provided in our Operating Agreement.   As a Member of the Company, the New Mexico LLC Act provides that you are not personally liable for the debts of the Company but are liable only to the extent of your investment in the Company, and not more.

As a Common Member you will have the right, in proportion to the number of Units you hold, to share in profits and receive all distributions allocated to the Common Members under the Operating Agreement (See the Operating Agreement).

The table below sets forth the current number of Units outstanding.

Type and Class of Security	Number of Units Prior to Offering (3)	Beneficial Ownership Prior to Offering (3)	Number of Units After Offering (1)(2)(3)	Beneficial Ownership After Offering (1)(2)(3)

Existing Common Units	880,000	100.00%	880,000	88.00%
New Common Units (1)	0	0.00%	120,000	12.00%
TOTALS:	**880,000**	**100.00%**	**1,000,000**	**100.00%**

NOTES:

(1) Presumes the placement of all 120,000 Common Units offered hereby which may or may not occur.

(2) We may seek to raise additional capital through the issuance of additional voting Common Units, Preferred Units and/or other securities, to new investors on terms that may be different from the terms set forth herein. Such issuance of new equity and/or debt securities by the Company would have a dilutive effect upon your ownership in the Company (See "Dilution").

(3) Fully diluted basis. As of the date of this Offering Statement, 880,000 Units have been issued as either fully-vested or contingent upon performance of certain contractual obligations. For example, Units may be allocated pursuant to a Company Unit Option Incentive Plan in the future (which, if adopted, a copy will be made available upon request), subject to the terms of their respective employment or compensation agreements. (See "Compensation").

For a more detailed treatment of the rights and duties of Common Members and the Company's management, please refer to the Company's Operating Agreement included in the Exhibit section of this Offering Statement.

Reinvestment Option

In lieu of receiving a cash distribution, Unit subscribers may elect initially or at any time thereafter to reinvest or compound all (but not less than all) of their share of Company profits, if any, toward additional capital contributions to the Company (i.e., purchase of additional partial or whole Units). In such cases, even though no cash is received by the Unit subscriber making such an election, taxes may nevertheless be owed on Company gains attributed to them under partnership accounting rules.

Company Indebtedness

As of July 3, 2023, we had no long-term debt or other contingent liabilities. Please refer to our financial statements attached to the Exhibit section of this Offering Statement.

Summary of the Operating Agreement

The Company and our members are governed by our Operating Agreement (the "Operating Agreement"). You are urged to read the Operating Agreement, the true form of which is attached to this Offering Statement as an Exhibit in its entirety. Please consult with your own legal and financial advisors regarding the legal and financial effects upon you of the Operating Agreement. The following briefly summarizes certain provisions of the Operating Agreement. In no instance should this summary be relied upon as a complete statement of the terms and conditions of the Operating Agreement. (Note: any capitalized terms not defined herein have the meanings prescribed to them in the Operating Agreement itself).

General

The Company has been organized as a Manager-managed limited liability company under the New Mexico Limited Liability Company Act. The officers and/or directors of the Company shall serve as our initial Managers. Such

Managers may appoint other managers or designated officers of the Company as deemed desirable or appropriate subject to the consent of a majority of the voting Common Members.

The Operating Agreement provides that the Managers, and any other designated managers, has complete control of the management of business of the Company and that the members have no power to take part in the management of the Company, save for certain voting rights to appoint the Managers or other managers. The Managers are further authorized to appoint officers in furtherance of their duties.

As a holder of Units, either Investing, you will have made certain capital contributions to the Company and will have received Units in the Company, as reflected in the records of the Company. Distributions, if any, may be paid to you as a Member on account of on the type of Units that you hold, your initial contributions to the Company or on any subsequent contributions made by you, subject to the risks described elsewhere in this Offering Statement (*See* "Risk Factors" among others). The Company is to exist in perpetuity unless the happening of certain events specified in the Operating Agreement occur (*See* "Dissolution").

Liability of Members, Managers and Employees

Our Operating Agreement provides that no organizer, member, Managers, officer, or employee of the Company will be personally liable under or for any debt, obligation, or liability of the Company, or for the acts or omissions of the Company or any other organizer, member, Managers, officer, or employee of the Company.

Additional Capital Contributions

No Member is obligated to make any additional contribution(s) to the Company's capital.

Units

The Company has authorized the issuance of two types of Units of Membership Interest: Common and Preferred. Each Common Unit has the right to one vote on each matter on which Members may vote.

For a more detailed treatment of the rights and duties of Common Members and our Management, please refer to the Company's Operating Agreement included in the Exhibit section of this Offering Statement.

Capital Accounts

An individual capital account is maintained for each Member. Your ownership in the capital of the Company will consist of your share of the initial capital contributed to the Company, increased by (i) Capital Contributions by you as a Member to the Company, (ii) allocations to you as a Member of Net Profits and other income and gain exempt from tax and income and gain, (iii) the amount of any Company liabilities assumed by you as a Member; and decreased by (iv) the amount of money distributed to you as a Member by the Company, (v) the value of any property distributed to you as a Member by the Company, (vi) allocations to you as a Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to a capital account, (vii) allocations to you as a Member of Company Net Losses, and other losses and deductions, and (viii) the amount of any liabilities that you as a Member assumed by the Company. Your capital account will also be adjusted in accordance with Treasury Regulation §1.704-1(b).

Distribution Policy

Unless otherwise determined by the associated Certificate of Determination for a particular class of Units, distributions of any net operating receipts not required for Company operations or reserves as determined by the Managers, may be distributed among the members in accordance with the Operating Agreement.

Withdrawals

No member shall have the right to withdraw their capital from the Company or to receive any distribution of or return on their Capital Contributions.

Allocation of Profits and Losses Among Members

the Profits and losses of the Company, gains or losses from the sale of Company property, and any items of income, loss or gain required by the Code to be separately reported shall be allocated to the members in proportion to their respective ownership of Units. Generally, except as otherwise set forth in any associated Certificate of Determination, all such allocations to members will be made to each member in the Percentages of Units held by each member relative to the number of all issued and outstanding Units of the Company when such loss or profit is realized

Management by the Managers

The decision of the Managers is required to take any formal action on behalf of the Company.   The Managers also have the Power to delegate their authority and to appoint junior managers or officers of the Company to carry out certain business of the Company. The Managers are solely responsible for the management of the Company's business and activities with all rights and powers generally conferred by law or consistent to accomplish such duties, or necessary or advisable in relation to such duties. The Managers and other designated managers or officers are entitled to such compensation as the Managers deem appropriate.

Additional Financing

The Operating Agreement provides that the Managers and officers may obtain or provide additional financing for Company activities by any method which they believe to be appropriate under the circumstances, including through entering into one or more financing agreements.

Borrowing

The Company has power to borrow, as appropriate, from banks, lending institutions, individual investors, other unrelated third parties, or from affiliates of the Company or the members, and may pledge Company properties or any income therefrom to secure or provide for the repayment of any such loans.

Restricted Actions

Notwithstanding the broad authority that the Managers possesses in connection with the management and operation of the Company, the approval of the voting Common Members is required for each of the following actions: (a) any termination, liquidation, dissolution, bankruptcy, suspension of payments, assignment to creditors, or any similar event or action of the Company; (b) continuation of the business with Company property after its bankruptcy, dissolution, cancellation or other cessation to exist; (c) any act which makes it impossible to carry on the ordinary business of the Company; or (d) any change to the Operating Agreement which the Company, or any direct or indirect subsidiary of the Company, is a party that adversely alters or impacts the rights, preferences, or privileges of the Members. In any action that affects the rights, preferences, or privileges of the Common Members in particular, their consent must be obtained.

Involuntary Transfer Membership Interest

The Operating Agreement provides that each member grants to the other members a right of first refusal to purchase the member's Units of the Company before the Units are sold to a third party. In the event the right of first refusal goes unexercised or is declined by the Company and the members, you may then sell, assign, or otherwise transfer all or any part of your Units in the Company, thereby substituting such transferee for yourself as a member of the Company so long as Rule 144 of the Securities Act of 1933, as amended (the "Act"), is observed. Also, such transferee will not become a substituted member until, among other things, the written consent of a majority of the voting Common Members is obtained.

Requirements of Transferee

Any Member who desires to transfer all or any part of their Units or membership interest in the Company must, subject to the right of first refusal, arrange for their transferee to be bound by the Operating Agreement, as it may then be amended, by having such transferee execute an instrument of assignment satisfactory in form to the Company and by delivering the same to the Company together with any such other information that may be required by the Company to comply with the Act. In order to complete the transfer, in addition to the other requirements identified above, all members must execute and acknowledge any additional documents that are necessary to comply with the requirements of the Act.

Compliance with Securities Laws

Units in the Company may not be re-sold, assigned, or otherwise transferred except in compliance with the registration requirements of the Securities Act of 1933, as amended (the "Act"), and applicable state securities laws or applicable exemptions from registration under those laws. We may further require an opinion of counsel from counsel acceptable to the Company that the Proposed transfer would constitute a transaction that is exempt from the registration requirements of all applicable federal and state securities laws.

Encumbrances

No Member shall in any way encumber, pledge, hypothecate, or otherwise use any Units or membership interest as collateral or security for an obligation, without the written consent of the Managers.

Dissolution

Our Operating Agreement provides that the Company will be dissolved and its affairs wound up when any one or more of the following occurs: (a) at the time specified or upon the occurrence of events in the Company's Articles of Organization or its Operating Agreement causing termination; (b) by written agreement of a majority of our Members and the Managers; or (c) when the Company is not the successor or survivor entity in any merger or consolidation of two or more limited liability companies.

Method of Winding Up

Upon dissolution of the Company, the winding up of the affairs of the Company and the distribution of its assets will be conducted exclusively by the Managers. In that regard, the Managers may delegate their obligations to a receiver or a trustee. A reasonable time will be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to creditors to enable the Managers to minimize the losses customarily attendant to distressed dispositions of property. Upon the dissolution of the Company, the Profits, losses, and capital of the Company will be distributed as follows: First, payment of creditors, including Members and managers who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company, other than liabilities for distributions to Members; Second, to establish any reserves that the Managers deems reasonably necessary for contingent or unforeseen obligations of the Company and, at the expiration of such period as the Managers shall deem advisable; Third, to the extent the holders of Investing Units have not been distributed an aggregate amount equal to their respective Contributions with respect to their Investing Units, one hundred percent (100%), to the holders of Investing Units as a group, on a pro-rata basis, until each holder of Investing Units has been distributed an aggregate amount equal to one hundred percent (100%) of their Contributions with respect to their Investing Units; and Fourth, any excess shall be distributed to the holders of Managing Units as a group, on a pro-rata basis.

All distributions of Company property upon liquidation of the Company will be made in accordance with the balances of individual members' capital accounts. However, any member with a negative balance in their capital account will not be entitled to a distribution as to capital or their share of profits. To the extent feasible, all distributions in liquidation will be made pro rata to the members in kind. Distribution of specific assets will be solely determined by the Managers.

Amendment to Operating Agreement

The Operating Agreement may be amended only by a written document that complies with the terms of the Operating Agreement regarding voting and amendments.

MODIFICATIONS OF OFFERING TERMS

The terms of the securities being offered may be modified through one or more Side Letters. A "Side Letter" is any informal written agreement or letter of understanding entered into by the Company with one or more Members or other Persons which may materially obligate the Company and/or modify the terms of this Offering, a Member's Subscription Agreement, Units, Units, and/or rights and obligations under the Operating Agreement, the Agreement, or entitle such Member or other Person to rights and/or preferences which may be materially different than the terms contemplated by this Offering Statement.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED

The Securities being offered may not be transferred by any purchaser of such Securities during the one year period beginning when the Securities were issued, unless such Securities are transferred:
(1) to the Issuer (the Company);
(2) to an accredited investor;
(3) as part of an Offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the Purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF THE ISSUER'S SECURITIES

The following statements summarize your rights and privileges as a holder of Units. The following summary does not purport to be complete and is subject to the New Mexico Limited Liability Company Act, as amended (the "LLC Act"), the Company's Operating Agreement, and the Agreement.

Units of Common Membership Interest

For a more detailed treatment of the rights and duties of Common Members, please refer to the Company's Operating Agreement included in the Exhibit section of this Offering Statement.

Organization

Stoner's Haven LLC ("we", "us", "our", "Stoner's Haven", the "Issuer", or the "Company") is organized as a New Mexico limited liability company pursuant to the New Mexico Limited Liability Company Act (the "LLC Act").

The Company is a manager-managed New Mexico limited liability company. The Common Members have the rights to vote and appoint Managers to the Company.

The rights and duties of the Members are more particularly described in the Company's Operating Agreement which is included in Exhibit "C" of this Offering Statement.

The rights and duties of Common Members (including both the Company's management and the Common Members) is set forth in the Company's Operating Agreement (See Exhibit "C" of this Offering Statement).

VALUATION

The Offering price for the securities offered pursuant to the Company's Form C and Offering Statement has been determined arbitrarily by the Company and does not necessarily bear any relationship to the Company's book value, assets, earnings, or other generally accepted valuation criteria.

The value of our Units is likely based on the Principal of the Unit and no other valuation methodology. The return on investment for each Unit is based on the creditworthiness of the Company and its ability to repay which is materially dependent upon successful execution of our business plan as well as other various market factors outside of the Company's control. The value of the Units do not bear any relationship to the Company's book value, assets, earnings, or other generally accepted valuation criteria.

RISKS RELATED TO MINORITY OWNERSHIP IN THE COMPANY

If you purchase a Unit from the Company, you will likely have minority voting rights. Thus, you will have no real ability to control or influence the governance and operations of the Company. The marketability and value of the Unit will depend upon many factors outside your control and the Company's control and its managers and officers (our "Management"). The Company will be governed in accordance with the strategic direction and decision-making of our Management. As a holder of one or more Units, you will have no independent individual or collective right to name or remove an officer or member of the Management of the Company. Following your investment in one or more of the Company's Units, the Company may sell additional securities or borrow funds from other lenders some or all of which may have better repayment terms, may be secured by specific collateral and/or may have senior rights to those associated with your Unit. Your Unit may be subordinate to the rights of such other lenders. The amount of additional financing needed by the Company, if any, will depend upon the maturity and successful execution of the Company's business plan.

RISKS RELATED TO CORPORATE ACTIONS, ISSUANCES OF ADDITIONAL SECURITIES, SALE OF THE COMPANY OR ITS ASSETS, ETC.

We are presently intending to sell Units of Common Membership Interest as described in this Offering Statement at a price of USD $10.00 per Unit (the "Offering").

This Offering may be increased in our sole discretion, selling more than the specified number of Units to handle oversubscriptions, cost overruns, or for other purposes. Such action may have a dilutive effect on your percentage interest in the and your interest in the allocation of revenue, capital, or other disposition of assets, after expenses.

At least 2,500 Units ($25,000) will need to be sold to release funds from escrow whereupon funds shall then become available for use by the Company's management to implement the Company's objectives as described herein.

This Offering will begin on the date on the cover page of this Offering Statement and will continue until all of the Units are sold or until the Offering is terminated by the Company.

The minimum investment is 10 Units (USD $100). However, we reserve the right to accept lesser amounts from qualified persons.

We reserve the right to reject or refund any subscription for any or no reason in whole or in part. If your subscription is rejected, your funds will be returned to you without interest earned.

After receiving and processing your paperwork and your funds, we will send you written confirmation. This will notify you of the extent, if any, to which your subscription has been accepted by the Company.

MATERIAL TERMS OF THE COMPANY'S INDEBTEDNESS

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
(1)	$0	-	-	-

Footnotes to table:
    (1) None. (See "Management" and "Risk Factors").

OTHER EXEMPT OFFERINGS CONDUCTED BY THE COMPANY IN THE PAST THREE YEARS

While the Company is newly-formed and has not yet itself previously attempted to raise capital, prior to the date on the cover of this Offering Statement certain of our Affiliates may have conducted one or more private placement Offerings of equity and/or debt securities. We believe the Placement of such securities were conducted in compliance with existing U.S. federal and state securities laws and exemptions from registration. However, any one or more of such placements of such securities could be found by the SEC and/or one or more state securities regulatory agencies to have not been conducted in accordance with the requirements of available exemptions and/or constitute a single Offering of securities, which finding could lead to a disallowance of exemptions from registration. Such could give rise to various legal actions against our Affiliates brought by U.S. federal or state regulatory agencies and/or private litigants. In such an event there can be no assurance that such proceedings would be settled in our favor or that such may not adversely affect us.

RELATED-PARTY TRANSACTIONS

Transactions between the Company and Affiliates, including individuals or entities related to our Management, can cause conflicts of interest to arise. Such related parties have interests that may differ in certain respects from our interests and those of yours. You should recognize that relationships and transactions of the kinds described below involve inherent conflicts between your interests and/or that of the Company and those of the Parties related to our principals, and that the risk exists that we will not always resolve such conflicts in a manner that favors you or us. In addition, other transactions or dealings may arise in the future that could cause conflicts of interest. In our name or through our affiliated entities, and in connection with the operation of our various business activities, we have entered into or are otherwise party to contracts or transactions with related parties. To review copies of any such contracts or agreements, please contact us.

FINANCIAL CONDITION OF THE COMPANY

OPERATING HISTORY

The Company is newly formed and does not have an operating history. We are dependent upon the Proceeds of this Offering and/or other Offerings or capital sources to commence operations.

DESCRIPTION OF FINANCIAL CONDITION OF THE COMPANY

You should read our financial statements and the related notes and other financial information included in the Exhibit section of this Offering Statement. You also should review the "Business and Anticipated Business Plan" and "Risk Factors" sections of this Offering Statement for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by any forward-looking statements contained in this Offering Statement.

FINANCIAL INFORMATION

Audited financial statements for the Company are included in the Exhibit section of this Offering Statement.

OTHER MATERIAL INFORMATION

SOURCES OF INFORMATION

This Offering Statement contains summaries of and references to certain documents which are believed to be accurate and reliable. Complete information concerning these documents is available for your inspection or your duly authorized financial consultants and advisors. All documents relating to the Company, our objectives and our current activities will be made available to you or your representatives at our offices by appointment. In some cases, a confidentiality agreement must be signed. Our Management is available by telephone or by appointment to provide answers to questions concerning our current plans. NO REPRESENTATIVE HAS BEEN AUTHORIZED TO GIVE YOU ANY INFORMATION OTHER THAN THAT SET FORTH IN THIS OFFERING STATEMENT.

REPRESENTATIONS

This Offering Statement has been prepared to provide you with information concerning the risk factors, terms, and proposed activities of the Company and to help you make an informed decision before subscribing for the Units. However, neither the delivery of this Offering Statement to you nor any transaction made hereunder shall create any implication that there has been no change in our affairs since the date on the cover of this Offering Statement. Also, there are terms used throughout this Offering Statement which may be unfamiliar to some readers. Please refer to the definitions at the end of this Offering Statement.

Any clerical mistakes or errors in this Offering Statement are ministerial in nature and are not a material factual misrepresentation or a material omission of fact.

The Company has not retained independent counsel for prospective investors in this Offering. Attorneys assisting in the Preparation of this Offering Statement represent only the Company and do not represent any individual Member, officer, manager, manager, investor, note Holder, or prospective investor.

This Offering Statement does not constitute an offer or solicitation to anyone in any state or jurisdiction in which such an offer or solicitation is not authorized. Any reproduction or distribution of this Offering Statement in whole or in part or the divulgence of any of its contents without our prior written consent is strictly prohibited. By accepting delivery hereof, you agree to return this Offering Statement and all associated documents to the Company to the address on the cover unless you subscribe for the Units.

We reserve the right to withdraw this Offering in our sole discretion for any or no reason.

The Company's securities described in this Offering Statement are offered in reliance upon an exemption from registration under the U.S. Securities Act of 1933, as amended, and other applicable U.S. federal and state law exemptions. Accordingly, the Units are deemed "restricted securities" as such term is defined under U.S. federal and state securities laws and cannot be subsequently sold or transferred without registration or reliance, to the satisfaction of counsel for the Company, that an exemption from registration is available. You should be aware that no market for the Units presently exists and there can be no assurance that a market will ever materialize.

We are not registered as an "investment company" as such term is defined under the Investment Company Act of 1940, as amended. To the extent such statute applies to us, if at all, we are relying upon exemptions available to companies under Section 3(c)(1) of the Investment Company Act of 1940, as amended, and other applicable U.S. federal and state law exemptions.

We are not currently subject to ongoing information disclosure requirements of the Securities and Exchange Act of 1934, as amended, and most likely will not be subject to such requirements after the completion of this Offering.

Accordingly, we are not required to provide annual reports. However, we plan to keep investors apprised of the Company's activities and progress from time to time.

This Offering Statement does not purport to be complete. Throughout this Offering Statement reference is made to certain information not contained in this document. If you wish to read the referenced material, we will attempt to provide it for you so long as procuring such information is not unduly expensive or burdensome. Please call us at our main telephone number (see cover page) to inquire about referenced information.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the information in this Offering Statement may contain forward-looking statements. Such statements include, in particular, statements about our plans, strategies and prospects. You can generally identify forward-looking statements by our use of forward-looking terminology such as "may", "will", expect", "intend", "anticipate", "estimate", "believe", "continue", or other similar words. Although we believe that our plans, intentions, and expectations reflected in such forward-looking statements are reasonable, you should not rely upon our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties, and other unpredictable factors, many of which are beyond our control. These forward-looking statements are subject to various risks and uncertainties, including, but not limited to, those discussed above under "Risk Factors", that could cause our actual results to differ materially from those projected in any forward-looking statement we make. We do not anticipate updating or revising any forward-looking statements, whether as a result of new information, future events or otherwise.

COMPETITION

The market for modular home imports is highly competitive, fragmented and rapidly changing.

DESCRIPTION OF PROPERTY

We currently utilize office space located in Deming, New Mexico, USA.

MATERIAL AGREEMENTS

The Company has entered into, will enter into, and/or is otherwise a party to various material contracts with Affiliates and/or third parties. We will make copies of all such contracts available to you for inspection at our corporate offices in Deming, New Mexico, USA, at normal business hours or via electronic file sharing upon reasonable request. In some cases, some agreements may be redacted or withheld. We may also require you to enter into a confidentiality agreement as a condition. Also, subsequent to the date of this Offering Statement, we may enter into one or more side letters with Members. "Side letters" mean any informal written agreement or letter of understanding entered into by the Company with one or more Members or other Persons which may materially obligate the Company and/or modify the terms of this Offering, a Member's Subscription Agreement, Units, Units, and/or rights and obligations under the Operating Agreement, the Agreement, or entitle such Member or other Person to rights and/or preferences which may be materially different than the terms contemplated by this Offering Statement. The Company is under no obligation to supplement this Offering Statement with a description of any future side letters to which it may become a party. As of the date of this Offering Statement, to our knowledge we are not a party to any side letters.

COMPENSATION

The Company's managers will be paid salaries and/or other wages or compensation as determined reasonable by our CEO. Such persons are also eligible for reimbursement for general and administrative costs and expenses, due diligence, market research, and pre-acquisition research costs in connection with the pursuit of the Company's objectives. (See "Estimated Use of Proceeds"). Managers of the Company and Affiliates of the Company's management may receive salaries or other forms of compensation out of the Proceeds of this Offering or the Company's gross Available Distributable Cash or working capital reserves for services performed on behalf of the Company so long as such services are provided on terms and conditions no less favorable to the Company than can be obtained from independent third parties for comparable services in the same location. Such services may include, but are not limited to, legal, accounting, investor relations, communications, administrative support, etc. See "Certain Relationships and Conflicts of Interest."

Our managers and their respective Affiliates shall be entitled to reimbursement for all expenses, disbursements, and advances incurred or made, and all fees, deposits, and other sums paid on the Company's behalf.

The Company's managers and/or their Affiliates shall be reimbursed at any reasonable times and from time to time for all costs and expenses that they incur on behalf of, or in the management and operation of the business of, the Company, including, but not limited to, legal and accounting costs and expenses, telephone, secretarial, travel, and entertainment expenses, brokerage and professional consultant costs, office rent and other office expenses, salaries and other compensation expenses of employees, agents, and representatives, and other general, administrative, and additional expenses that are necessary or appropriate to the conduct of the Company's business and allocable to the Company. Payments to Affiliates shall be limited to fair and reasonable amounts that would be paid to non-affiliated third parties for comparable services. The Common Members shall determine the expenses that are allocable to the Company.

CONFLICTS OF INTEREST

As discussed elsewhere in this Offering Statement, the Company is subject to various conflicts of interest arising out of the relationship between the Company's management and the Common Members.

The Company's managers may receive compensation regardless of whether the Company performs well with the acquisition and/or disposition of any given asset.

Furthermore, it is expected that the Company and its Affiliates will employ or retain the same consultants, bankers, attorneys, accountants, and other advisors as may be employed by the Company's management and their Affiliates. In some cases, such advisors may be representing the Company and the Company's management at the same time, which could result in conflicts of interest and lack of independent review.

Also, since the Company's management currently holds all or a majority of the Company's voting equity, the ability of the other Common Members to exercise any degree of control whatsoever will be severely limited. Furthermore, it is contemplated and expected that the Company's management, managers, and their Affiliates may engage in other business activities, investments, or ventures and will only be devoting such time as may be necessary to conduct the business of the Company. Such persons may have conflicts of interest in allocating time, services and functions among the Company and other present and future ventures they may organize or be affiliated with. Our managers and Common Members may engage for their own account, or for the account of others, in other business ventures without obligation to the Company or to the holders of Units.

The structure and proposed method of operation of the Company create certain inherent conflicts of interest between the Company and the Company's management and its Affiliates. Certain restrictions have been provided in our Operating Agreement that are designed to protect the interests of the Common Members in this regard. See Article VI of our Operating Agreement, a form of which is included as an exhibit to this Offering Statement and "Fiduciary Responsibility of the Company's management." Notwithstanding the foregoing, the Company will be subject to various conflicts of interest arising out of its relationships with the Company's management and its Affiliates.

Dealings with Affiliates

The Company is not prohibited from investing in real estate development projects, secured private loans, mortgage debt and/or related assets from Affiliates. The Common Members and its Affiliates also may invest in real estate development projects, secured private loans, mortgage debt and/or related assets for their own accounts, and have done so in the Past. Furthermore, the Company's management and its Affiliates intend to form additional real estate investment entities in the future, whether public or private, which can be expected to have the same or similar investment objectives and policies as the Company. Such persons also may invest in the same geographic area and may be engaged in sponsoring one or more of such entities at approximately the same time as the Units are being offered. In addition, the Company's management anticipates that the Company's management or an Affiliate may form one or more entities to acquire assets.

Due to these relationships, it is possible that the Company may compete with Affiliates in connection with the operation or sale of some assets. The Operating Agreement expressly provides that neither the Company's management nor its Affiliates will be obligated to present to the Company any particular investment opportunity which comes to their attention, even if such opportunity is of a character which might be suitable for investment by the Company. Any affiliated entity, whether or not currently existing, could compete with the Company in the sale or operation of our assets. The Common Members will seek to achieve any operating efficiency or similar savings which may result from affiliated management of competitive assets.

Provisions by Affiliates of Services to the Company or to Persons Dealing with the Company

The Common Members and its Affiliates will not be prohibited from providing services to, and otherwise dealing or doing business with, the Company or Persons that deal with the Company, although no such services or activities (other than the services and activities disclosed in this Offering Statement) are currently contemplated.

Competition by the Company with Other Companies and Activities for Management Services

The Common Members and its Affiliates believe that they will have sufficient time to discharge fully their responsibilities to the Company and to other business activities (including other limited liability companies or partnerships) in which they are or may become involved. The Company will not have independent management and will rely on the Company's management for its management and operation. The Common Members and its Affiliates, however, are engaged in substantial other activities apart from the Company. Accordingly, the Company's management and its managers, will devote only so much of their time to the business of the Company as is reasonably required in their judgment. The Common Members and its Affiliates will have conflicts of interest in allocating management time, services and functions among the Company and any other partnerships it or they have organized or may organize in the future, as well as among the Company and other business ventures in which it or they are or may become involved.

Compensation and Reimbursements Irrespective of Company Profitability

The Company's managers and/or their Affiliates will be paid compensation in connection with their management of Company affairs. Such persons are also eligible for reimbursement for general and administrative costs and expenses, due diligence, market research, and pre-acquisition research costs in connection with the Pursuit of the Company's objectives (See "Estimated Use of Proceeds" and "Compensation"). Consequently, such persons may realize profits or monetary income irrespective of whether the Company generates Available Distributable Cash or whether Common Members realize the Preferred Return on their capital contributions.

Sale of Our Assets

The Common Members, in its discretion, will have the right to offer our interests in real estate development projects, secured private loans, mortgage debt and/or related assets for resale on an exclusive or other basis, and either it or its Affiliates may be compensated at the Prevailing commission rate. The right to receive or participate in a commission may provide the Company's management with an incentive to sell our assets which are not shared by the Common Members. Commissions or fees paid to the Company's management or its Affiliates by a buyer of an asset would be taken into account by the buyer in determining the Purchase price of an asset, so that the economic effect to the Company is essentially equivalent to a commission paid directly to the Company's management or its Affiliates by the Company.

Legal Representation

Legal counsel to the Company's management and certain of its Affiliates also may serve as legal counsel to the Company. In the event that any controversy arises following the termination of the Offering in which the interests of the Company appear to be in conflict with those of the Company's management or any of its Affiliates, it may be necessary to retain other counsel for one or both of these parties.

Non-Arm's Length Agreements

Certain agreements and arrangements, including those relating to compensation between the Company and the Company's management and its Affiliates, have been established by the Company's management and are not the result of arm's length negotiations.

Purchases of Units by Common Members or its Affiliates

The Common Members or its Affiliates may purchase Units on the same terms and conditions as other investors, net of commission and other fees. See "Terms of the Offering." The Common Members or its Affiliates will have all of the rights and powers of Common Members with respect to any such Units purchased. Accordingly, the Company's management may have a conflict of interest with respect to Company decisions if it purchases Units because of its dual capacity as Common Members and a Common Member of the Company. The Common Members may not vote any Units it owns with respect to the election of a successor Partnership Representative or successor manager. Further, any vote of the Common Members to remove the Company's management for cause shall exclude the vote of any Units owned by the Company's management.

Partnership Representative

Pursuant to our Operating Agreement, the Company's management is designated as the "Partnership Representative" of the Company and is authorized and empowered to act independently and exclusively on behalf of the Company and the Members with respect to tax audits or tax litigation arising from or in connection with all "partnership items" within the meaning of the Code. Acting in such capacity, the Company's management will be in a position to enter into agreements with the Internal Revenue Service ("IRS") pursuant to which the Company's management's and the Common Members' personal tax liabilities will be affected. Accordingly, a conflict of interest may arise with respect to the Company's management's representation of the Company.

Policies with Respect to Conflicts of Interest

Competition by Affiliates. The Common Members and its Affiliates will be free to compete with the Company, including the right to purchase assets that may compete, directly or indirectly, with our assets acquired by the Company.

Transactions with Affiliates. The Common Member's policy is that the terms on which the Company's relationships are conducted with the Company's management or any of its Affiliates or Persons employed by the Company's management or its Affiliates will be fair to the Company as disclosed in this Offering Statement or on terms and conditions no less favorable to the Company than can be obtained from independent third parties for comparable services in the same location.

CERTAIN U.S. INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY OUR COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

IF YOU ARE CONSIDERING SUBSCRIBING FOR THIS OFFERING, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU

OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR SECURITIES, AS WELL AS ANY CONSEQUENCES TO YOU ARISING UNDER STATE, LOCAL, AND NON-U.S. TAX LAWS.

PROSPECTIVE INVESTORS SHOULD ONLY CONSIDER AN INVESTMENT IN OUR COMPANY BASED ON REASONS INDEPENDENT OF THE TAX CONSEQUENCES OF SUCH INVESTMENT. TAX ADVANTAGES (I.E., DEDUCTIONS AND LOSSES) ARE NOT A SIGNIFICANT OR INTENDED FEATURE OF AN INVESTMENT IN OUR COMPANY.

We are a limited liability company that has elected to be treated as a partnership for tax purposes. Neither we nor our Management, advisors, lawyers, accountants, or other representatives make any representation or otherwise provide any tax advice concerning acquiring our securities. By acquiring our securities, you represent and warrant that you have consulted your own tax advisor concerning our securities and you are not relying upon us or any of the other persons listed in this paragraph, above.

TAX RISKS

The following is a brief summary of what we believe are the most significant tax risks involved in an investment by the Common Members in the Units. Changes in the tax laws of the federal government and of the several States may increase the tax risk and uncertainty associated with investments in limited liability companies. An unfavorable outcome with respect to any tax risk factor may have an adverse effect on an investment in the Units. THEREFORE, NONE OF THE FOLLOWING SHOULD BE CONSIDERED TAX ADVICE FROM THE SERIES, ITS MANAGEMENT, COUNSEL, ACCOUNTANTS, AFFILIATES, ETC. YOU ARE EXPECTED TO CONSULT WITH YOUR OWN PERSONAL TAX ADVISOR BEFORE MAKING A DECISION TO SUBSCRIBE FOR UNITS.

We have not obtained a tax opinion

We have not obtained an opinion of counsel as to the tax treatment of certain material federal tax issues potentially affecting the or its Members. Moreover, any such opinion, if we obtained one, would not be binding upon the Internal Revenue Service ("IRS"), and the IRS could challenge our position on such issues. Also, rulings on such a challenge by the IRS, if made, could have a negative effect on the tax results of ownership of our Units.

Tax audits are possible

The IRS has announced, and for several years has implemented, a policy which attempts to locate and select for audit the information returns of partnerships having tax loss benefits. Although we do not believe that this is the type that would be subject to such greater IRS scrutiny, our federal income tax information return will still be subject to audit. If our information return is audited, such audit may cause corresponding adjustments to, and may increase the Probability of an audit of, a Common Member's federal income tax return. If such audits occur, no assurance can be given that adjustments in the tax treatment of certain items of deduction or credit will not be made, or that certain items of deduction or credit will not be disallowed. Any such adjustments could increase the Probability of audits of a Common Member's personal return, which, in turn, could result in adjustments of any items of income, gain, loss, deduction, or credit included in your personal return, regardless of whether or not those items relate to the Company.

Tax laws are subject to change

Tax laws are continually being introduced, changed, or amended, and there is no assurance that the tax treatment presently potentially available with respect to our proposed activities will not be modified in the future by legislative, judicial, or administrative action. Proposals having an adverse tax impact on our activities could be adopted by Congress at any time, and such proposals could have a severe economic impact on us.

Passive Activity Rules

Any losses you incur may be treated as losses generated in a passive activity. Losses from passive activities generally may only be deducted against income from the same or other passive activities.

Tax Liabilities in Excess of Cash Distributions

Each of our Members will be required to pay U.S. federal and state income taxes at their own individual rate on their own allocable share of the Company's taxable income. No assurance can be given that cash will be available for distribution or will be distributed at any specific time. Generally, the allocation of profits is likely to be disproportionate to distributions to the Members. Therefore, distributions may be insufficient to pay income taxes with respect to allocations in a particular fiscal year. Accordingly, there is a risk that the Members will incur tax liabilities resulting from an investment without receiving cash from the in an amount sufficient to pay for any part of that liability.

Reduction in Tax Basis

Cash distributions by the to a Common Member will result in taxable gain to the Common Member to the extent those distributions exceed the Common Member's basis for his Unit. Initially, a Common Member's basis for his Unit will be the amount of his cash contributions to be increased by the Portion of any Company indebtedness for which that Member may bear the burden of economic loss.

Unrelated Business Taxable Income

Organizations generally exempt from federal income taxation (including qualified pension, profit-sharing and stock-bonus plans, Keogh plans and individual retirement accounts (IRAs)) may be taxable on their allocable share of Company income to the extent such income constitutes "unrelated business taxable income" ("UBTI"). For example, a portion of income from an interest in real property and gain upon sale of such real property may be treated as UBTI if the Property is subject to "acquisition indebtedness." Such portion is approximately equal to the ratio of the acquisition indebtedness to the aggregate basis of the Property. Tax-exempt entities, other than IRAs, may qualify for an exception that would allow them to avoid the recognition of UBTI if we meet certain disproportionate allocation rules; however, it is unclear whether we will satisfy these rules, and therefore all tax-exempt entities may be required to recognize UBTI by reason of their investment in the Company. The receipt of UBTI by a charitable remainder trust results in taxation of all trust income for the taxable year, and therefore this is not a suitable investment for a charitable remainder trust.

Risk of Characterization

The IRS could characterize particular assets of ours to be or consist of property held primarily for sale to customers in the ordinary course of our business. Under such characterization, any gain recognized by us on the sale of such assets would be ordinary income and any loss on such sale would be ordinary loss.

Factual Determinations by Common Members

The determination of the correct amount of certain deductions and their availability and timing depend on factual determinations to be made by our Common Members. Counsel for our Common Members has specifically declined to give an opinion on such matters. Although our Common Members will exercise its best judgment regarding the facts when preparing the Company's information return, the IRS may assert that our Common Member's judgment of the facts is not correct, which could result in the disallowance or deferral of deductions in whole or part. Such adjustments could result in the assessment of additional tax liability to the Members.

Changes in U.S. Tax Law

Significant changes have been made in the Code in recent years. The Treasury Department's position regarding many of those changes remains unclear pending publication of interpretive and legislative regulations, some of which may not be forthcoming for some time. Additionally, the Code is subject to change by the United States Congress, and existing interpretations of the Code may be reversed, modified, or otherwise affected by judicial decisions, by the Treasury Department through changes in its regulations, and by the Service through its audit policy, announcements and published and private rulings. No assurance can be given that any changes in the tax law will be given only prospective application to the or its Members.

We Will Likely Be Treated as a Tax Partnership

We believe we will each be treated for federal income tax purposes as a partnership and not as an association taxable as a corporation. However, no tax opinion has been sought or obtained as to the availability of tax benefits to individual Company investors due to our likely classification as a partnership for tax purposes. While we believe we will likely be treated as a partnership for tax purposes, we do not intend to request a ruling of such treatment from the IRS. Should the IRS challenge this issue and obtain a contrary ruling regarding partnership status, they may be required to pay taxes on the amount of taxable income deductions previously obtained and may be liable for additional interest and/or penalties in connection with those deductions. Such adverse tax treatment would invariably have a material impact on our profitability and on your actual return on invested capital.

ERISA ASPECTS OF THE OFFERING

Introduction

the Purchase of Units may not be appropriate for various tax deferred retirement plans, including any pension, profit sharing, Keogh plan or other employee retirement benefit plans qualified under Section 40l(a) of the U.S. Tax Code (the "Code") or any IRA qualified under Code Section 408 (hereinafter referred to as a "Qualified Plan" or "Qualified Plans"). Before purchasing Units, the trustee or other responsible fiduciary of a plan contemplating investment should consider: (a) whether the Qualified Plan is considered an employee benefit plan subject to certain fiduciary standards of the U.S. Employee Retirement Income Security Act of 1974, as amended ("ERISA"); (b) whether the investment is in accordance with the documents and instruments governing such Qualified Plan; (c) whether the investment will result in unrelated business taxable income to the Qualified Plan; (d) whether the investment provides sufficient distributions to permit benefit payments to be made as they become due; (e) any requirement that the fiduciary annually value the assets of the Qualified Plan; and (f) whether the investment is prudent, since no public market is expected to develop in which the Units may be sold or otherwise transferred. An employee benefit plan is defined in Section 3(3) of ERISA and includes all Qualified Plans defined above except (1) plans covering only a partner or partners of a partnership and their spouses, (2) plans covering only sole proprietors or sole owners and their spouses, or (3) most IRAs ("ERISA Plans").

"Plan Asset" Regulations

As discussed below, due to a favorable exemption provided under regulations (the "DOL Regulations"), issued by the United States Department of Labor (the "DOL"), it is expected that the assets of the will not be treated, under current law, as "plan assets" of the ERISA plans which purchase Units. However, as further discussed below, if the assets of the are considered for whatever reason to be "plan assets" under ERISA, then (a) the fiduciary responsibility standards of ERISA would extend to investments made by the Company; and (b) certain transactions in which the might seek to engage might constitute "prohibited transactions" under ERISA and the Code. Furthermore, notwithstanding the DOL Regulations, even if the assets are not "plan assets," the responsible fiduciaries of each investing ERISA Plan still must make an independent determination on a case by case basis as to whether the Purchase of Units would comply with the fiduciary standards of ERISA and whether the Purchase of Units would be considered a "prohibited transaction" under Section 4975(c) of the Code or Section 406(a) of ERISA.

In 1986, the DOL published as a final regulation Reg. Section 2510.3-101, which describes what constitutes "plan assets" with respect to an ERISA Plan investment in another entity (such as a partnership or corporation) for purposes of Title I of ERISA and Code Section 4975. Unless one of the exemptions provided in the DOL Regulations is met, the assets of a corporation, partnership, or other entity in which a Qualified Plan makes an equity investment could be deemed to be assets of the investing plan. This would subject those persons who exercise discretionary control or authority over such entity's assets to certain ERISA fiduciary standards. If a Qualified Plan acquires an equity interest in an entity that is neither a publicly-offered security nor a security issued by certain registered investment companies, its assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless (i) the equity interests of certain ERISA Plan investors are not significant or (ii) the entity is an operating company. The Units will be neither publicly-offered nor issued by a prescribed investment company. Thus, one of the two exceptions must apply in order for an undivided interest in the assets owned by the not to be treated under the DOL Regulations as a plan asset of Qualified Plans or ERISA Plans holding Units.

Exception for Insignificant Participation by Benefit Plan Common Members

If Unit participation in a Qualified Plan is not significant, then a Qualified Plan investment would not include any of the underlying assets of the Company. Equity participation in the by a Qualified Plan is "significant" on any date if, immediately after the most recent acquisition of any interest in the entity, 25% or more of the value of any class of equity interests in the is held by Qualified Plan investors. For purposes of this 25% rule, the value of any equity interests held by a person (other than a benefit plan investor) who has discretionary authority or control over the assets of the entity, or who provides investment advice for a fee with respect to such assets, or any affiliate of such a person, shall be disregarded. As a result, although our Common Members and their affiliates are not prohibited from purchasing Units, any purchases have the effect of reducing the amount and value of the Units available for purchase by the Qualified Plan investors. The Units will be offered for sale to benefit plans, within the regulatory definition, and to persons not falling within such definition. If the total Units purchased by benefit plan investors equal or exceed 25% of all of the Units purchased (excluding certain Units as described above), the second exception will not be applicable.

For these reasons, our Managing Manager may limit the sale of Units to benefit plan investors to less than 25% of all Units purchased (excluding certain Units as described above) unless the Real Estate Operating Company (REOC) Exception applies (see below).

Exception for Real Estate Operating Companies (REOC's)

Under applicable provisions of ERISA, if the real estate operating company (REOC) exception applies to the Company, then the Purchase of Units would not be deemed a "prohibited transaction" by a Qualified Plan. The would be considered a REOC under ERISA if at least 50% of its assets are invested in real estate that the has the right to (or, in fact, does) substantially participate directly in the management or development activities thereof in the ordinary course of business.

Given our plans regarding the Property and our intended operation thereof, we expect to be considered a REOC under ERISA. Therefore, we likely will permit 25% or more of our Units to be purchased by benefit plan investors.

Prohibited Transactions Under Section 4975 of the Code

Notwithstanding the exemption available under section 2510.3-101 of the DOL Regulations discussed above, and the likelihood that the Company's assets would not be considered "plan assets," a fiduciary of an investing Qualified Plan in Units is still subject to the Prohibited transaction rules of Code Section 4975 (and ERISA Section 406(a) for ERISA Plans). If the Service determines that an investment in the Units constitutes a prohibited transaction, an excise tax may be imposed on any disqualified person (as defined in Section 4975(e)(2) of the Code) who participates in the Prohibited transaction. Furthermore, the transaction may have to be reversed. With respect to IRAs, the tax-exempt status of the IRA will be lost if the Service determines that the acquisition of Units by the IRA constitutes a "prohibited transaction" under 4975(c) of the Code.

Prohibited transactions are defined in Section 4975(c) of the Code and Section 406(a) of ERISA. These prohibitions are imposed upon fiduciaries and parties in interest to deter them from exercising the authority, control or responsibility which makes such persons fiduciaries when they have interests which may conflict with the interest of the Plans for which they act. AS A RESULT, EACH FIDUCIARY OF AN INVESTING QUALIFIED PLAN INVESTING IN UNITS MUST INDEPENDENTLY DETERMINE WHETHER SUCH INVESTMENT CONSTITUTES A PROHIBITED TRANSACTION UNDER SECTION 4975(c) OF THE CODE OR SECTION 406(a) OF ERISA.

TAX DISCUSSION

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, INVESTORS ARE HEREBY NOTIFIED THAT (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS OFFERING STATEMENT IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON, BY INVESTORS FOR THE

PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON INVESTORS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS INCLUDED HEREIN BY OUR COMPANY IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) INVESTORS SHOULD SEEK ADVICE BASED ON THEIR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

IF YOU ARE CONSIDERING SUBSCRIBING FOR THIS OFFERING, WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS CONCERNING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR OFFERED UNITS, AS WELL AS ANY CONSEQUENCES TO YOU ARISING UNDER STATE, LOCAL, AND NON-U.S. TAX LAWS.

PROSPECTIVE INVESTORS SHOULD ONLY CONSIDER AN INVESTMENT IN OUR COMPANY BASED ON REASONS INDEPENDENT OF THE TAX CONSEQUENCES OF SUCH INVESTMENT. TAX ADVANTAGES (I.E., DEDUCTIONS AND LOSSES) ARE NOT A SIGNIFICANT OR INTENDED FEATURE OF AN INVESTMENT IN OUR COMPANY.

We are a New Mexico limited liability company which has elected to be treated as a partnership for tax purposes. Neither we nor our Managers, advisors, lawyers, or other representatives or affiliates make any representation or otherwise provide any tax advice concerning acquiring our securities. By acquiring our securities, you represent and warrant that you have consulted your own tax advisor concerning our securities and you are not relying upon us or any of the other persons listed in this paragraph, above.

LEGAL PROCEEDINGS

As of the date of this Offering Statement, we are not a party to any litigation. The Company and/or its Affiliates may be or become parties to litigation in the normal course of business or may be or become subject to government investigations or administrative proceedings from time to time. We are presently unaware of any other active material legal proceedings, regulatory or otherwise, against the Company or its Affiliates that may have a material impact on our prospective activities.

INDEMNIFICATION OF THE MANAGING MEMBER

Under the terms of the Company's Operating Agreement, the Company's management and its Affiliates will not be liable to the other Common Members for errors in judgment or other acts or omissions not amounting to gross negligence or willful misconduct and will be indemnified in such circumstances against any losses or liabilities that either may incur as a result of the manner in which it operated the business or affairs of the Company. In addition, unless otherwise provided in an Agreement, the Company's management's liabilities that exist or arise in connection with a and vis-à-vis the Common Members of a shall be enforceable against the Company's management's Membership Interest in that only and shall not be enforceable against the Company's management's Membership Interest in the Company generally or in any other Company. Therefore, you may have more limited rights of action than you would have in the absence of these limitations.

ONGOING REPORTING

The Company will file a report with the Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation Crowdfunding in the event:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended (the "Exchange Act");

(2) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(3) the Company has filed, since its most recent sale of securities pursuant to Regulation Crowdfunding, the annual reports required pursuant to Regulation Crowdfunding for at least the three most recent years and has total assets that do not exceed USD $10,000,000;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

The Company's filings and reports pursuant to Regulation Crowdfunding may be viewed online at www.sec.gov.

If you or your advisors would like additional information regarding the Company or our objectives, please contact us:

Stoner's Haven LLC
1012 Marquez Place, Suite 106-B, Santa Fe, New Mexico 87505 USA
Telephone: 575.299.1445   E-mail: info@stonershaven.com

EXHIBIT A

BUSINESS PLAN SELECTIONS

Stoner's Haven LLC
1012 Marquez Place, Suite 106-B, Santa Fe, New Mexico 87505 USA
Telephone: 575.299.1445   E-mail: info@stonershaven.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering Statement, including all Exhibits.

[ATTACH MAPS, PHOTOS, AND RENDERINGS OF THE FACILITY AND/OR PROPERTY HERE]

EXHIBIT B

FINANCIAL STATEMENTS

Stoner's Haven LLC
1012 Marquez Place, Suite 106-B, Santa Fe, New Mexico 87505 USA
Telephone: 575.299.1445   E-mail: info@stonershaven.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete
Offering Statement, including all Exhibits.

FINANCIAL STATEMENT CERTIFICATION
OF THE
PRINCIPAL EXECUTIVE OFFICER OF THE ISSUER

      The undersigned hereby certifies that the financial statements of Stoner's Haven LLC, a New Mexico limited liability company (the "Issuer"), as hereinafter set forth, are, to our best knowledge and belief, materially correct as of the date(s) thereof.

By: _____   Date: _____
Judy Gallegos
CEO

ATTACH AUDITED FINANCIAL STATMEMENTS HERE]

EXHIBIT C

FORM OF

OPERATING AGREEMENT

Stoner's Haven LLC
1012 Marquez Place, Suite 106-B, Santa Fe, New Mexico 87505 USA
Telephone: 575.299.1445   E-mail: info@stonershaven.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering Statement, including all Exhibits.

OPERATING AGREEMENT

OF

Stoner's Haven LLC

(a New Mexico limited liability company)

This Operating Agreement (this "Agreement"), to be effective as of July 3, 2023 (the "Effective Date"), is between and among Stoner's Haven LLC, a New Mexico limited liability company (the "Company"), and the undersigned Members and such persons whose names are set forth on Schedule A, attached hereto, as may be amended and updated from time to time (collectively referred to herein as the "Members" and each as a "Member").

RECITALS

A. The Company was originally organized under the New Mexico Limited Liability Company Act, as amended (the "LLC Act") by filing Articles of Organization with the New Mexico Corporation Commission (the "Commission").

B. The Members wish to set out fully their respective rights, obligations and duties regarding the Company and its affairs, assets, liabilities and the conduct of its business.

C. This Agreement supersedes any and all other or prior Operating Agreements or other agreements or understandings between the Members concerning the Company.

NOW, THEREFORE, in consideration of the mutual covenants expressed herein, the Parties hereby agree as follows:

ARTICLE I
ORGANIZATION AND POWERS

Section 1.1   Formation. The Company has filed its Articles of Organization, as amended, with the Commission pursuant to the LLC Act. The Articles of Organization may be restated by the Manager(s) as provided in the LLC Act or amended by the Manager(s) with respect to the address of the registered office of the Company in New Mexico and the name and address of its registered agent in New Mexico or to make corrections authorized or required by the LLC Act. The Articles of Organization, as amended from time to time, is referred to herein as the "*Articles*" In the event of a conflict between this Agreement and the Articles, this Agreement shall control.

Section 1.2   Purposes. the Principal business activity and purposes of the Company shall be (i) to engage in the business of legal cannabis cultivation and/or other activities ancillary thereto, and (ii) to enter into any lawful transactions and engage in any lawful activities in furtherance of or incidental to the foregoing purposes. However, the business and purposes of the Company shall not be limited to its initial principal business activity and, unless the Manager(s) otherwise determines, it shall have authority to engage in any other lawful business, purpose or activity permitted by the LLC Act, and they shall possess and may exercise all of the Powers and privileges granted by the LLC Act or which may be exercised by any person, together with any powers incidental thereto, so far as such powers or privileges are necessary or convenient to the conduct, promotion or attainment of the business purposes or activities of the Company.

Section 1.3   Principal Place of Business. The initial principal office and place of business of the Company shall be set forth in the Articles, although the Company may maintain administrative or other records elsewhere. The agent for service of process is set forth in the Company's Articles. The Manager may change the Principal office, place of business, and agent of process of the Company at any time and may cause the Company to establish other offices or places of business.

Section 1.4   Fiscal Year. Unless otherwise required under the Internal Revenue Code of 1986, as amended (the "*Code*"), the fiscal year of the Company shall end on December 31 in each year or such other date as the Manager(s) may determine from time to time (the "*Fiscal Year*").

Section 1.5   Qualification in Other Jurisdictions. The Manager shall cause the Company to be qualified or registered under applicable laws of any jurisdiction in which the Company transacts business and shall be authorized to execute, deliver, and file any certificates, articles, and documents necessary to effect such qualification or registration, including without limitation, the appointment of agents for service of process in such jurisdictions.

ARTICLE II
MEMBERS

Section 2.1   Members. The Members of the Company and their addresses are listed on Schedule A, as such schedule shall be amended from time to time by the Manager(s) to reflect the withdrawal of Members, the admission of additional Members, transfers of Units or the issuance of additional Units pursuant to this Agreement. Regardless of class, the Members shall constitute a single group of members of the Company for all purposes of the LLC Act.

Section 2.2   Admission of New Members. Subject to Article IV, additional persons may be admitted to the Company as Members upon such terms as may be established by the Manager(s). New Members shall be admitted at the time when all conditions to their admission have been satisfied, as determined by the Manager(s), and their identity, Units and Contributions under Article IX have been established by amendment of Schedule A.

Section 2.3   Meetings of Members.

(a) *Notice of Meetings*. A written notice stating the Place, date, and hour of all meetings of Members shall be given by the Manager(s) not less than ten (10) nor more than fifty (50) days before the meeting to each Member entitled to vote thereat and to each Member who, under this Agreement is entitled to such notice, by delivering such notice to them or by mailing it, postage prepaid, and addressed to such Member at their address as it appears in the records of the Company. Notice need not be given to a Member if action is taken under Section 2.3(e), if a written waiver of notice is executed before or after the meeting by such Member, if communication with such Member is unlawful, or if such Member attends the meeting in question, unless such attendance was for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting was not lawfully called or convened.

(b) *Quorum*. The Members holding a majority of the Voting Units (as defined in Section 2.3(c)) at a meeting shall constitute a quorum.

(c) *Voting and Proxies*. For all purposes of this Agreement and under the LLC Act, only Members holding Units designated as Voting Units (the "*Voting Units*") shall have the right to vote at a meeting or execute a written consent. Each Member holding Voting Units shall be entitled to a number of votes equal to the sum of their Voting Units. Members may vote either in person or by written proxy, but no proxy shall be voted or acted upon after one year from its date, unless the Proxy provides for a longer period. Proxies shall be filed with the Commission at the meeting, or at any adjournment thereof. A proxy purporting to be executed by or on behalf of a Member shall be deemed valid unless challenged at or prior to its exercise and the burden of proving invalidity shall rest on the challenger.

(d) *Action at Meeting*. When a quorum is present, any matter before the meeting shall be decided by vote of the Members having a majority of the Voting Units represented at the meeting except where a larger or different vote is required by law or by this Agreement.

(e) *Action without a Meeting*. Notwithstanding anything contained in this Agreement to the contrary, any action required or permitted by law to be taken at any meeting of Members may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be taken by Members having a majority of the Voting Units or such larger or different percentage of Voting Units if required by law or by this Agreement. Prompt notice of the taking of the action without a meeting by less than unanimous written consent shall be given to those holders of Voting Units who have not consented in writing.

Section 2.4   Limitation of Liability of Members; Indemnity. Except as otherwise provided in the LLC Act, no Member of the Company shall be obligated personally for any debt, obligation, or liability of the Company or of any other Member, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company. Except as otherwise provided in the LLC Act, by law or expressly in this Agreement, no Member shall have any fiduciary or other duty to another Member with respect to the business and affairs of the Company, and no Member shall be liable to the Company or any other Member for acting in good faith reliance upon the Provisions of this Agreement. No Member shall have any responsibility to restore any negative balance in their Capital Account or to contribute to or in respect of the liabilities or obligations of the Company or to return distributions made by the Company except as required by the LLC Act or other applicable law. The Company shall indemnify and hold harmless each of the Members acting on behalf of the Company pursuant to the terms of this Agreement from and against any claim by any third party seeking monetary damages against such Member arising out of such Member's performance of their duties in good faith consistent with the terms of this Agreement. Such indemnity shall continue unless and until a court of competent jurisdiction adjudicates that such conduct constituted gross negligence, willful misconduct or fraud of the Member. Notwithstanding the foregoing, no Member is authorized to act on behalf of the Company except in accordance with an express resolution of the Manager(s).

Section 2.5   Authority. Unless specifically authorized by the Manager(s), no Member that is not a Manager or officer of the Company shall be an agent of the Company or have any right, power or authority to act for or to bind the Company or to undertake or assume any obligation or responsibility of the Company or of any other Member.

Section 2.6   No Right to Withdraw. Except in connection with a transfer of all of a Member's Units in accordance with all applicable terms of this Agreement, no Member shall have any right to resign or withdraw from the Company without the consent of the other Members or to receive any distribution or the repayment of his Contribution except as provided in Articles XI and XIII hereof upon dissolution and liquidation of the Company.

Section 2.7   Rights to Information. Members shall have the right to receive from the Company upon request a copy of the Articles and of this Agreement, as amended from time to time, financial information regarding the Company as such becomes available on a quarterly or annual basis, and such other information regarding the Company as is required by the LLC Act, subject to reasonable conditions and standards established by the Manager(s), as permitted by the LLC Act, which may include, without limitation, withholding or restrictions on the use of confidential information.

Section 2.8   No Appraisal Rights. No Member shall have any right to have his Units appraised and paid for by the Company under any circumstances.

Section 2.9   Reports. Within 90 days after the end of each Fiscal Year, the Company shall furnish to all Members such information as may be needed to permit Members to file their federal income tax returns and any required state income tax returns. The cost of all reports delivered pursuant to this Section 2.9 shall be an expense of the Company. All reports provided to Members by the Company shall be kept confidential by the Members and shall not be divulged, in whole or in part, to any third party other than the legal and accounting advisors of the Members, except as required by applicable law.

ARTICLE III
CAPITAL STRUCTURE

Section 3.1   Classes of Units.

(a) The right of Members to distributions and allocations and a return of capital contributions and other amounts specified herein shall be evidenced by Units of membership interest in the Company ("*Units*"). Except as otherwise provided herein, the Company is authorized to issue an unlimited number of Units with no par value. All Units issued and outstanding shall constitute 100% of the equity or membership interest of the Company. The Company may issue the following classes of Units which shall have economic rights set forth in Articles X and XI hereof and as otherwise determined under this Agreement:

(i)   "*Common Units*", which shall have the voting rights set forth in Section 2.3(c) of this Agreement (i.e., "Voting Units"); and

(ii)   "*Preferred Units*". Subject to Article IV, the Manager(s) is authorized to issue Preferred Units in one or more series and to fix, by resolution or resolutions or certificates of determination, the voting powers, designations, preferences, limitations, restrictions and relative rights of each series or class to be issued. Unless otherwise determined by said resolution or resolutions, Preferred Unit holders shall only have the economic rights and obligations allocated to such series or class not that of any other series or class.

(b) *Other Units; Classes*. Subject to Article IV, the Company's Manager may from time to time issue additional classes of Common Units, Preferred Units, equity securities, or any rights, options, warrants or convertible or exchangeable securities entitling the holders thereof to subscribe for or purchase or otherwise acquire any equity securities ("*Unit Equivalents*") to existing Members or new Members and may amend Schedule A, this Section 3.1, Section 5.2, the Provisions of Articles IX through XI hereof and make other necessary conforming amendments to this Agreement to designate additional classes of Units having different relative rights, powers, and preferences, including, without limitation, rights and powers that are superior and/or prior to those of existing classes of Units.

(c) *Certificates*. The Manager shall determine whether the Units will be certificated or not.

(d) *Transfers*. Subject to any restrictions on transfer under this Agreement, Units may be transferred on the books of the Company by the delivery to the Company or its transfer agent of a written assignment properly executed, with transfer stamps (if necessary) affixed, and with such proof of the authenticity of signature as the Company or its transfer agent may reasonably require.

(e) *Record Holders*. Except as may otherwise be required by law or by this Agreement, the Company shall be entitled to treat the record holder of Units as shown on its books as the owner of such Units for all purposes, including the Payment of distributions and the right to vote with respect thereto, regardless of any transfer, pledge or other disposition of such Units, until such Units have been transferred on the books of the Company in accordance with the requirements of this Article III and in compliance with the transfer restrictions in Article XII of this Agreement. It shall be the duty of each Member to notify the Company of any change of address of such Member from that set forth on Schedule A hereto.

(f) *Record Date*. Unless otherwise established by the Manager(s), (a) the record date for determining Members entitled to notice of or to vote at a meeting of Members shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held, (b) the record date for determining Members entitled to express consent to corporate action in writing without a meeting, when no prior action by the Manager(s) is necessary, shall be the day on which the first written consent is expressed, and (c) the record date for determining Members for any other purpose shall be at the close of business on the day on which the Manager(s) adopts the resolution relating thereto.

ARTICLE IV
CERTAIN GOVERNANCE MATTERS

Section 4.1   Certain Governance Matters. The following actions shall require the affirmative vote or consent of (i) Members having a majority of the Preferred Units, voting together as a separate class, and (ii) Members have a majority of the Voting Common Units, voting together as a separate class:

(a) Any amendment to this Agreement that would diminish the Powers, designations, preferences, limitations, restrictions and relative rights of the Units; and

(b) Any amendment to this Agreement that would result in the creation of any equity securities having rights or preferences superior to the Units with respect to distributions or on liquidation.

ARTICLE V
MANAGERS

Section 5.1   Powers. The business of the Company will be managed by the Manager(s) who may exercise all the Powers as a manager of a limited liability company under the LLC Act, except as otherwise provided by law, including the appointment of other lesser managers and officers by way of delegated authority. In the event the Manager(s) is incapacitated or unable to serve, the Members holding Voting Units shall appoint one or more successors.

Section 5.2   Election and Qualification.

(a) *Managers*. In the event the Manager(s) is incapacitated or unable to serve, the Members holding a majority of the Voting Units shall appoint one or more successors. In such a case, one or more Managers may be appointed.

(b) *Removal*. A Manager may be removed from office or from any other capacity with or without cause, by the Members having a majority of the Voting Units.

(c) *Vacancies*. Any vacancy occurring in the office of Manager may be filled by the affirmative vote of a majority of the Voting Units.

(d) *Committees*. The Manager may establish committees consisting of certain deputy or subordinate managers or officers and delegate to these committees such powers and authority as the Manager(s) deems necessary and advisable.

Section 5.3   Powers and Duties of the Manager(s). Subject to compliance with this Agreement, the business and affairs of the Company shall be conducted by or under the direction of the Manager(s) who shall have and may exercise on behalf of the Company all of their rights, powers, duties and responsibilities under Section 1.2 or as provided by law. In addition, the Manager(s) shall designate a Member as the "*Tax Matters Partner*" of the Company for purposes of Section 6231(a)(7) of the Code, with power to manage and represent the Company in any administrative proceeding of the Internal Revenue Service. The initial Tax Matters Partner shall be the Manager(s). Any action taken by the written signature on any agreement, contract, instrument or other document by a Manager on behalf of the Company pursuant to resolution or delegated authority by a majority of the Manager(s) shall be sufficient to bind the Company and shall conclusively evidence the action of the Company with respect thereto.

Section 5.4   Reliance by Third Parties. Any person dealing with the Company, a Manager, or any Member may rely upon a certificate signed by a Manager as to (i) the identity of any Manager, or Member; (ii) any factual matters relevant to the affairs of the Company; (iii) the Persons who are authorized to execute and deliver any document on behalf of the Company; or (iv) any action taken or omitted by the Company, Manager, or any Member.

Section 5.5   Tenure. Except as otherwise provided by law or by this Agreement, a Manager shall hold office for a term of one (1) year or unless or until a successor is appointed or elected and qualified or until their earlier death, dissolution, disability, resignation, or removal. Managers may resign by delivering their written resignation to the Company. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Section 5.6   Meetings. In the event there is more than one Manager serving in such capacity, meetings of the Manager(s)s may be held without notice at such time, date, and place as the majority of Managers may from time to time determine. Meetings of the Manager(s)s may be called, orally or in writing, by one (1) or more Managers designating the time, date, and place thereof. Managers may participate in meetings of the Manager(s)s by means of conference telephone or similar communications equipment by means of which all Managers participating in the meeting can hear each other, and participation in a meeting in accordance herewith shall constitute presence in person at such meeting.

Section 5.7   Notice of Meetings. Notice of the time, date and place of any special meetings of the Manager(s)shall be given to each Manager by one of the Manager(s)s calling the meeting. Notice shall be given to each Manager in person or by telephone, email or facsimile sent to his business or home address at least forty-eight (48) hours in advance of the meeting, or by written notice sent by overnight courier to his business or home address for delivery at least forty-eight (48) hours in advance of the meeting, although a lesser notice may be permitted if sufficient for the convenient assembly of the Manager(s)s at such meeting. Notice need not be given to any Manager if a written waiver of notice is executed by them before or after the meeting, or if communication with such Manager is unlawful. A notice or waiver of notice of a meeting of the Manager(s)s need not specify the Purposes of the meeting.

Section 5.8   Quorum. At any meeting of the Manager(s)s, a majority of Managers then in office shall constitute a quorum. Less than a quorum may adjourn any meeting from time to time and the meeting may be held as adjourned without further notice upon reaching a quorum.

Section 5.9   Action at Meeting. At any meeting of the Manager(s)s at which a quorum is present, a majority of Managers present may take any action on behalf of the Manager(s)s, unless a larger number is required by law or by this Agreement.

Section 5.10   Action by Consent. Any action required or permitted to be taken at any meeting of the Manager(s)s may be taken without a meeting if a written consent thereto is signed by all of the Manager(s)s and filed with the records of the meetings of the Manager(s)s. Such consent shall be treated as a vote of the Manager(s)s for all purposes.

Section 5.11   Limitation of Liability of Managers; Managers and Officers Liability Insurance. No Manager shall be obligated personally for any debt, obligation or liability of the Company or of any Member, whether arising in contract, tort or otherwise, solely by reason of being or acting as Manager of the Company. No Manager shall be personally liable to the Company or to its Members (i) for acting in good faith reliance on the Provisions of this Agreement, (ii) for acting in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, or (iii) for breach of any fiduciary or other duty that does not involve acts or omissions not in good faith or which does not involve gross negligence or intentional misconduct. The Managers are authorized to obtain at the expense of the Company Managers' and officers' liability insurance with such coverage as the Manager(s)s believe to be appropriate.

Section 5.12   Compensation of Managers. No Manager shall receive compensation outside of a duly established, normal executive officer or team compensation package approved by the Members.

ARTICLE VI
OFFICERS

Section 6.1   Enumeration. The Company may have such officers as are appointed from time to time by the Manager(s). Certain executive officers and/or Managers may be designated "Founder", "CEO", "Managing Partner", "Vice-President", etc., with such executive authority as deemed expedient or desirable by the Manager(s).

Section 6.2   Appointment. Officers of the Company may be appointed from time to time by the Manager(s).

Section 6.3   Qualification. No officer needs to be a Member. However, each officer shall be deemed a manager of the Company under the LLC Act. Any two or more offices may be held by the same person.

Section 6.4   Tenure. Except as otherwise provided by the LLC Act or by this Agreement, each of the officers of the Company shall hold his office until their successor is appointed by the Manager(s) or until their earlier resignation or removal. Any officer may resign by delivering his written resignation to the Company, and such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the happening of some other event.

Section 6.5   Removal. The Manager may remove any officer with or without cause.

Section 6.6   Vacancies. Any vacancy in any office may be filled by the Manager(s).

Section 6.7   Powers and Duties. Subject to this Agreement, each officer of the Company shall have such duties and powers as are customarily incident to his office, and such duties and powers as may be designated from time to time by the Manager(s).

ARTICLE VII

INDEMNIFICATION

Section 7.1   Indemnification of Managers and Officers. The Company shall indemnify, to the fullest extent permitted by the LLC Act as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment):

(a) Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action or suit by or in the right of the Company) by reason of the fact that they are or were a Manager, or officer of the Company, or are or were serving at the request of the Company as a Manager, director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them as incurred by them in connection with such suit, action, or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was lawful. Notwithstanding the foregoing, the Company shall indemnify any such person seeking indemnification in connection with an action, suit or proceeding initiated by such person only if the initiation and continued prosecution of such action, suit or proceeding was authorized by the Manager(s)s.

(b) Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that they are or were a Manager, or officer of the Company, or are or were serving at the request of the Company as a Manager, director, or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by them as incurred by them in connection with the defense or settlement of such action or suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for gross negligence or willful misconduct in the Performance of his duty to the Company unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such other court shall deem proper.

(c) To the extent that a Manager or officer has been successful on the merits or otherwise in defense of any action, suit, or proceeding referred to in paragraphs (a) or (b), or in defense of any claim, issue or matter therein, they shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by them and as incurred by them in connection therewith. Any such person may consult with legal or other professional counsel, and any actions taken by such person in good faith reliance on, and in accordance with, the opinion or advice of such counsel shall be deemed to be fully protected and justified and made in good faith.

Section 7.2   Indemnification of Employees and Agents. The Manager, in their discretion, may authorize the Company to indemnify:

(a) Any person who was or is a party or is threatened to be made a party to any threatened pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that they are or were an employee or agent of the Company, or are or were serving at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by them as incurred by them in connection with such action, suit, or proceeding if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Person did not act in good faith and in a manner which they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

(b) Any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Company to procure a judgment in its favor by reason of the fact that they are or were an employee or agent of the Company, or are or were serving at the request of the Company as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by them as incurred by them in connection with the defense or settlement of such action or suit if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the Performance of his duty to the Company unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such other court shall deem proper.

Section 7.3   Determination of Entitlement. Any indemnification hereunder (unless required by law or ordered by a court) shall be made by the Company only as authorized in the specific case upon a determination that indemnification of the Manager(s), officer, employee, or agent is proper in the circumstances because they has met the applicable standard of conduct set forth in Section 7.1 or 7.2. The determination shall be made by (i) a majority vote of those managers who are not involved in such Proceeding (the "*Disinterested Managers*"); (ii) by the Members; or (iii) if directed by a majority of Disinterested Managers, by independent legal counsel in a written opinion. However, if fewer than a majority of the managers are Disinterested Managers, the determination shall be made by (i) two-thirds vote of a committee of one or more Disinterested Manager(s) chosen by the Disinterested Manager(s) at a regular or special meeting; (ii) by the Members; or (iii) by independent legal counsel in a written opinion.

Section 7.4   Advance Payments. Expenses incurred in defending a civil or criminal action, suit, or proceeding may be paid by the Company in advance of the final disposition of such action, suit, or proceeding, only as authorized by the managers in the specific case (including by one or more managers who may be parties to such action, suit or proceeding), upon receipt of an undertaking by or on behalf of the Manager(s), officer, employee, or agent to repay such amount unless it shall ultimately be determined that they are entitled to be indemnified by the Company as authorized in this Article VII.

Section 7.5   Nonexclusive Nature of Indemnification. The indemnification provided herein shall not be deemed exclusive of any other rights to which any person, whether or not entitled to be indemnified hereunder, may be entitled under any statute, bylaw, agreement, vote of Members or managers or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a Manager, officer, employee, or agent and shall inure to the benefit of the heirs, executors, and administrators of such a person. Each person who is or becomes a Manager or officer as aforesaid shall be deemed to have served or to have continued to serve in such capacity in reliance upon the indemnity provided for in this Article VII.

Section 7.6   Insurance. The Company may purchase and maintain insurance on behalf of any person who is or was a Manager, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Manager, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against them and incurred by them in any such capacity, or arising out of his status as such, whether or not the Company would have the Power to indemnify them against such liability under the Provisions of the LLC Act (as presently in effect or hereafter amended) or this Agreement.

Section 7.7   No Duplicate Payments. The Company's indemnification under Section 7.1 or Section 7.2 of any person who is or was a Manager, officer, employee, or agent of the Company, or is or was serving at the request of the Company as a Manager, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be reduced by any amounts such person receives as indemnification (i) under any policy of insurance purchased and maintained on his behalf by the Company, (ii) from such other corporation, partnership, joint venture, trust, or other enterprise, or (iii) under any other applicable indemnification provision.

Section 7.8   Amendment. This Article VII may be amended only so as to have a prospective effect.

ARTICLE VIII
TRANSACTIONS WITH INTERESTED PERSONS

Unless entered into in bad faith, no contract or transaction between the Company and one or more of its Managers or Members, or between the Company and any other corporation, partnership, association or other organization in which one or more of its Managers or Members have a financial interest or are partners, Managers or officers, shall be voidable solely for this reason or solely because said Manager or Member was present or participated in the authorization of such contract or transaction if the material facts as to the relationship or interest of said Manager or Member and as to the contract or transaction were disclosed or known to the other Managers and the contract or transaction was authorized by the requisite Managers as provided in Article IV. No Manager or Member interested in such contract or transaction, because of such interest, shall be considered to be in breach of this Agreement or liable to the Company, any Manager or Member, or any other person or organization for any loss or expense incurred by reason of such contract or transaction or shall be accountable for any gain or profit realized from such contract or transaction.

ARTICLE IX
CAPITAL ACCOUNTS AND CONTRIBUTIONS

Section 9.1   Capital Accounts. A separate capital account ("*Capital Account*") shall be maintained for each Member in accordance with the Code and the Treasury Regulations thereunder. Capital Accounts will be adjusted as follows: (a) Increased by: (i) the amount of any money the Member contributes to the Company's capital; (ii) the fair market value of any property the Member contributes to the Company's capital, net of any liabilities the Company assumes or to which the Property is subject; and (iii) the Member's share of Company profits and any separately stated items of income or gain; and (b) Decreased by: (i) the amount of any money the Company distributes to the Member; (ii) the fair market value of any property the Company distributes to the Member, net of any liabilities the Member assumes or to which the Property is subject; and (iii) the Member's share of Company losses and any separately stated items of deduction or loss.

Section 9.2   Contributions, Generally. No Member or Manager shall be entitled or required to make any contribution to the capital of the Company; however, the Company may borrow from its Members as well as from banks or other lending institutions to finance its working capital or the acquisition of assets upon such terms and conditions as shall be approved by the Manager(s)s, and any borrowing from Members shall not be considered Contributions or reflected in their Capital Accounts. No Member shall be entitled to any interest or compensation with respect to his Contribution or any services rendered on behalf of the Company except as specifically provided in this Agreement or approved by the Manager(s)s. No Member shall have any liability for the repayment of the Contribution of any other Member and each Member shall look only to the assets of the Company for return of his Contribution.

Section 9.3   Member Contributions. Each Member having made a Contribution holds an interest in the Company as represented by the Units set forth opposite the Member's name on Schedule A.

ARTICLE X
ALLOCATIONS

Section 10.1   Allocation of Net Income. Subject to Sections 10.3 through 10.9, net income for any Fiscal Year or portion thereof shall be allocated as follows:

(a) First, to Members holding Preferred Units, if any, in accordance with the resolution or resolutions or certificate of determination of the Manager(s) establishing the rights and preferences of such Preferred Unit series or classes; and

(b) Thereafter, to the Members holding Common Units or their equivalent.

Section 10.2   Allocation of Net Loss. Tax deductible losses (expenses) will be allocated in accordance with Section 10.1, above. Tax credits and other similar items will be allocated at the end of each fiscal year in the same manner as set forth above for the allocation of net losses.

Section 10.3   Qualified Income Offset. Notwithstanding anything to the contrary contained herein, if a Member unexpectedly receives any adjustments, allocations, or distributions described in Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6) of the Regulations or any amendment thereto, or receives an allocation of loss which produces a negative Capital Account for any Member while any other Member has a positive Capital Account, then items of Company income, including gross income, shall be specially allocated to such Member to the extent necessary to eliminate any Capital Account deficit. This article is intended to constitute a "qualified income offset" within the meaning of Section 1.704-1(b)(2)(ii)(d) of the Regulations.

Section 10.4   Section 704(c) Allocations. Notwithstanding anything to the contrary contained herein, items of income, gain, loss, and deduction with respect to property contributed to the Company's capital will be allocated among the Members so as to take into account any variation between book value and basis, to the extent and in the manner prescribed by Section 704(c) of the Code and related Treasury Regulations.

Section 10.5   Member Nonrecourse Deductions. Items of the Company's loss, deductions, and expenditures described in Section 705(a)(2)(B) of the Code that are attributable to the Company's nonrecourse debt and are characterized as Member nonrecourse deductions under Section 1.704-2(i) of the Regulations will be allocated to the Members' Capital Accounts in accordance with Section 1.704-2(i) of the Regulations.

Section 10.6   Minimum Gain Chargeback. Notwithstanding anything to the contrary contained herein, if there is a net decrease in Company "minimum gain," as defined in Sections 1.704-2(b)(2) and 1.704-2(d) of the Regulations, during a taxable year, each Member shall be specially allocated, before any other allocation, items of income and gain for such taxable year (and, if necessary, subsequent years) in proportion to each Member's share of the net decrease in Company "minimum gain." This Section is intended to comply with the "minimum gain chargeback" provisions of Section 1.704-(2)(f) of the Regulations.

Section 10.7   Curative Allocations. If the special allocations set forth in this Article X result in Capital Account balances that are different from the Capital Account balances the Members would have had if the special allocations were not required, the Company will allocate other items of income, gain, loss, and deduction in any manner it considers appropriate to offset the effects of the special allocations on the Members' Capital Account balances. Any offsetting allocation required by this article is subject to and must be consistent with the special allocations.

Section 10.8   Compliance with Code Section 704(b). The allocation provisions contained in this Article X are intended to comply with Code Section 704(b) and the Treasury Regulations promulgated thereunder and shall be interpreted and applied in a manner consistent therewith.

Section 10.9   No Limitation. the Provisions of this Article X shall not be construed to limit the Power and authority of the Manager(s)s to issue additional Units pursuant to Section 3.1, and subject to compliance with Article IV, and admit additional Members pursuant to Section 2.2 hereof, which issuance and/or admission may require the amendment or modification of some or all of the Provisions of Section 3.1 and this Article X.

ARTICLE XI
DISTRIBUTIONS

Section 11.1   Distributions Generally. The Manager shall cause the Company to make the distributions required by Section 11.2, to the extent that funds are legally available therefor. All other funds and assets of the Company which are determined by the Manager(s), in their sole discretion, to be available for distribution shall be distributed to the holders of Units in accordance with the Priorities set forth in Sections 11.3 and 11.4 below. No Member shall be entitled to any distribution or payment with respect to his interest in the Company except as set forth in this Agreement.

Section 11.2   Tax Distributions. On or before March 31 of each Fiscal Year, the Company may, subject to the Manager(s)'s discretion, distribute to each Member an amount equal to: (a) the Company's net taxable income and gain allocable to such Member for the immediately prior Fiscal Year less any cumulative net losses previously allocated to such Member and not previously used under this Section 11.2 to reduce a distribution to such Member, multiplied by (b) the sum of the highest marginal federal and state income tax rates and capital gains tax rates, as the case may be, applicable to individuals (assuming that each Member pays tax at the highest applicable combined federal and state income and capital gains tax rates for married individuals filing jointly and taking into account, in determining federal taxable income, any allowable deduction for state income taxes), for the Fiscal Year for which the net taxable income or gain is allocable. Notwithstanding the foregoing, no distributions under this Section 11.2 shall be made if the Manager(s) determines that such distributions are prohibited under applicable law or are not prudent given the Company's financial position. Such distributions shall be in addition to distributions under Section 11.3. In the event that the Company has insufficient funds to make the distribution required by this Section 11.2, any distribution under this Section 11.2 shall be made in proportion to the amounts that would be distributed pursuant to this Section 11.2 assuming the Company had sufficient funds to make the full distribution required by this Section 11.2 and any such shortfall in any distribution under this Section 11.2 shall be made as soon as Company funds are available to make such distribution.

Section 11.3   Distributions Generally. Subject to the Provisions of Sections 11.1, 11.2 and 11.4 and subject to the economic rights of the Units, if any, issued under Section 3.1, Distributable Cash Flow and other assets of the Company determined by the Manager(s)s to be available for distribution shall be distributed on a regular basis in the discretion of the Manager(s)s and in compliance with New Mexico law in accordance with the formula outlined in Section 10.1 of this Agreement.

Section 11.4   Distribution Upon Liquidation or Dissolution. Notwithstanding any provision of this Agreement to the contrary, in the event the Company (or a Member's interest therein) is "liquidated" within the meaning of Treas. Reg. § 1.704-1(b)(2)(ii)(g), then any distributions shall be made pursuant to Section 13.2 to the Members (or such Member, as appropriate) in amounts not in excess of their positive Capital Account balances pursuant to Treas. Reg. § 1.704-1(b)(2)(ii)(*b*)(*2*), adjusted to reflect all allocations of income, gain, loss and deduction and to reflect any revaluation of Capital Accounts under Section 9.1.

Section 11.5   No Limitation. the Provisions of this Article XI shall not be construed to limit the Power and authority of the Manager(s) to issue additional Units pursuant to Section 3.1, and, subject to compliance with Article IV, admit additional Members pursuant to Section 2.2 hereof, which issuance and/or admission may require the amendment or modification of some or all of the Provisions of Section 3.1 and this Article XI.

Section 11.6   Definitions. As used in this Article XI, the following terms have the following meanings:

(a) "*Distributable Cash Flow*" means all cash received by the Company less the sum of the following to the extent paid or set aside by the Company: (i) all cash expenditures incurred incident to the operation of the Company's business; (ii) distributions under Section 11.2; and (iii) Reserves.

(b) "*Reserves*" means, with respect to any period, funds set aside or amounts allocated during such period to reserves which shall be maintained in amounts reasonably determined by the Manager(s) to be sufficient for debt service or other costs or expenses incident to the ownership and operation of the Company's business.

ARTICLE XII
TRANSFERS OF INTERESTS

Section 12.1   General Restrictions on Transfer. No Member may give, sell, assign, transfer, exchange, pledge or grant a security interest in or otherwise dispose of any Units (each such activity a "*Transfer*") except as provided in this Article XII and under the terms of any agreement pursuant to which the Member acquired. The Company and its Manager and Members shall be entitled to treat the record owner of Units as the absolute owner thereof in all respects, and shall incur no liability for distributions of cash or other property made in good faith to such owner until, subject to compliance with this Article XII, such time as a written assignment of such Units has been received and accepted by the Manager(s)s and recorded on the books of the Company. The Managers may refuse to accept and record an assignment until the end of the next successive quarterly accounting period of the Company.

Section 12.2   Permitted Transfers. The following Transfers shall be permitted without compliance with Section 12.4 hereof, but shall be subject to the requirements of Section 12.3 hereof:

(a) All but not less than all of a Member's Units may be transferred from time to time in connection with (i) any proceeding under the federal bankruptcy laws or any applicable federal or state laws relating to bankruptcy, insolvency, or the relief of debtors and subject to the requirements and provisions thereof, or (ii) a tax-free reorganization, merger or consolidation of the Company; provided, however, that in either case the transferee of a Member's Units shall obtain the economic rights of the transferring Member but shall not become a Member, and shall have no voting rights as a Member, unless authorized by the Manager(s).

(b) All but not less than all of a Member's Units may be transferred from time to time to (i) the successor to such Member by way of merger, consolidation, or sale of all or substantially all of such Member's assets, or (ii) an Affiliate of a Member; provided, however, that in either case the transferee of a Member's Units shall obtain the economic rights of the transferring Member but shall not become a Member, and shall have no voting rights as a Member, unless authorized by the Manager(s)s. For purposes of this paragraph, an "*Affiliate*" is any person or entity that, directly or indirectly, controls or is controlled by, or is under common control with, such Member, or is a spouse, parent, sibling or lineal descendant of a Member. For the Purpose of this definition, "control" (including the terms "controlling", "controlled by" and "under common control with"), as used with respect to any entity, means ownership of 10% or more of the voting securities of such entity.

(c) All or any portion of a Member's Units may be transferred from time to time to an entity formed for estate planning purposes for the benefit of a spouse, parent, sibling, or lineal descendant of a Member.

Section 12.3   Requirements for Transfer. Every Transfer permitted hereunder, including Transfers permitted by Section 12.2, shall be subject to the following requirements:

(a) The transferee shall establish that the Proposed Transfer will not cause or result in a breach of any agreement binding upon the Company or any violation of law, including without limitation, federal or state securities laws, and that the Proposed Transfer would not cause (i) the Company to be an investment company as defined in the Investment Company Act of 1940, as amended or (ii) the registration of the Company's securities under federal securities laws;

(b) The transferee shall establish to the satisfaction of the Manager(s) that the Proposed Transfer would not (i) adversely affect the classification of the Company as a partnership for federal or state tax purposes, (ii) cause the Company to fail to qualify for any applicable regulatory safe harbor from treatment as a publicly traded partnership treated as a corporation under Code Section 7704, or (iii) have a substantial adverse effect with respect to federal income taxes payable by the Company, Members holding a majority of Common Units, or Members holding a majority of Preferred Units; and

(c) The transferee shall execute a counterpart of this Agreement and such other documents or instruments as may be required by the Manager(s) to reflect the Provisions hereof, and the transferred Units shall continue to be subject to all restrictions under this Agreement. Until the foregoing requirements are met, the Company need not recognize the transferee for any purpose under this Agreement, and the transferee shall be entitled only to the rights of a transferee who is not a Member under the LLC Act.

Section 12.4   Right of First Refusal with Respect to Voting Units.

(a) Subject to the requirements of Section 12.3, a Member holding Voting Units may Transfer all or a portion of his Voting Units if such Member (the "*Voting Unit Offeree*") receives a written offer (a "*Voting Unit Offer*") made in good faith by a third party (the "*Voting Unit Offeror*") to purchase all but not less than all of the Member's Voting Units for cash or cash equivalents, notes or other readily marketable funds or securities, and the Voting Unit Offeree gives the Company a right of first refusal to purchase such Voting Units on the same terms and conditions as are stated in the Voting Unit Offer (subject to Section 12.4(c)). The Voting Unit Offer shall be bona fide, shall be the result of arms-length negotiations between the Voting Unit Offeree and the Voting Unit Offeror and shall set forth the name of the Voting Unit Offeror, the Voting Units to be transferred, the Price and other terms of the Voting Unit Offer and any other relevant material information available regarding the Proposed Transfer and shall be required to be funded and transacted through a third-party escrow account. The Voting Unit Offeree shall deliver copies of the Voting Unit Offer to the Manager(s)s (the "*Voting Unit Offer Notice*").

(b) The Company, absent any other outstanding option held by it, if any, shall have an option, exercisable by the Manager(s)s (and when applicable, a Majority of Managers), to acquire all or any part of the Voting Units being offered at the Price, terms and conditions set forth in the Voting Unit Offer Notice. The Company shall have thirty (30) days from receipt of the Voting Unit Offer Notice by the Company in which to notify the Voting Unit Offeree of its election to purchase all or a portion of the Voting Units being offered.

(c) The closing of the Purchase by the Company of the Voting Units shall take place on a date not less than ten (10) days nor more than thirty (30) days after the election to purchase has been made, as specified by the Company. At the Company's election, the Company may pay the Purchase price set forth in the terms of the Voting Unit Offer.

(d) If the Company fails to exercise its option (as described in Section 12.4(b)), in whole or in part, then for thirty (30) days following the expiration of such thirty (30) day period, then the Voting Unit Offeree shall deliver the Voting Unit Offer Notice to each Member holding Units and each Member holding Units shall have the right to purchase (on the same terms and conditions as stated in the Voting Unit Offer Notice) the Voting Unit Offeree's Units by giving notice to the Company of the number of Voting Units it would like to purchase (and the Company shall then notify the Voting Unit Offeree). In the event that Members oversubscribe for the Voting Unit Offeree's Units, then the Voting Unit Offeree's Units will be purchased pro rata by such Members based upon each Member's interest in the capital of the Company that is not subject to the Proposed Transfer. The closing of the Purchase by the Members of the Voting Unit Offeree's Voting Units shall take place on a date not less than ten (10) days nor more than thirty (30) days after the Members' thirty (30) day option period has expired.

(e) If all or a portion of the Voting Units offered by the Voting Unit Offeree are not purchased by the Company or the non-transferring Members, the Voting Unit Offeree may sell such Voting Units to the Voting Unit Offeror upon the terms and conditions set forth in the Voting Unit Offer Notice, provided that (i) such sale is concluded within sixty (60) days after the expiration of the Period in which the Members holding Units have forfeited their rights under this Section 12.4, and (ii) the Voting Unit Offeror complies with all of the Provisions of Section 12.3. If such sale is not concluded during such sixty (60) day period, the Voting Unit Offeree may not transfer such Voting Units unless such Voting Unit Offeree again complies with the Provisions of this Section 12.4.

Section 12.5   Right of Redemption of Units. Unless such right is restricted by the terms by which a Unit is issued, the Company may redeem Preferred Units at any time by satisfying the conditions for redemption as established by such terms.

Section 12.6   Effect of Transfer.

(a) If the transferee is admitted as a Member or is already a Member, the Member transferring his Units shall be relieved of liability with respect to the transferred Units arising or accruing under this Agreement on or after the effective date of the Transfer, unless the transferor affirmatively assumes such liability; provided, however, that the transferor shall not be relieved of any liability for prior distributions and unpaid Contributions, if any, unless the transferee affirmatively assumes such liabilities.

(b) Any person who acquires in any manner any Units, whether or not such person has accepted and assumed in writing the terms and provisions of this Agreement or been admitted as a Member, shall be deemed by the acquisition of such Units to have agreed to be subject to and bound by all of the Provisions of this Agreement with respect to such Units, including without limitation, the Provisions hereof with respect to any subsequent transfer of such Units.

Section 12.7   Prohibited Transfers. Any transfer in violation of any provisions of this Agreement shall be null and void and ineffective to transfer any Units and shall not be binding upon or be recognized by the Company, and any such transferee shall not be treated as or deemed to be a Member for any purpose. In the event that any Member shall at any time transfer Units in violation of any of the Provisions of this Agreement, the Company and the other Members, in addition to all rights and remedies at law and equity, shall have and be entitled to an order restraining or enjoining such transaction, it being expressly acknowledged and agreed that damages at law would be an inadequate remedy for a transfer in violation of this Agreement.

ARTICLE XIII
DISSOLUTION, LIQUIDATION, AND TERMINATION; INCORPORATION

Section 13.1   Dissolution.

(a) The Company shall dissolve and its affairs shall be wound up upon the first to occur of the following:

(i) the written consent of the Manager(s) and the requisite consent of the holders of Units set forth in Article IV;

(ii) a consolidation or merger of the Company in which it is not the resulting or surviving entity; or

(iii) the entry of a decree of judicial dissolution under the LLC Act.

(b) The Company shall not dissolve or be terminated upon the death, retirement, resignation, expulsion, bankruptcy or dissolution of any Member.

(c) The Manager shall promptly notify the Members of the dissolution of the Company.

Section 13.2   Liquidation. Upon dissolution of the Company, the Manager(s) shall act as its liquidating trustee or the Manager(s) may appoint one or more Managers or Members as the liquidating trustee. The liquidating trustee shall proceed diligently to liquidate the Company, to wind up its affairs and to make final distributions. Subject to the economic rights of the Units, if any, issued under Section 3.1, the Manager(s) shall sell or otherwise liquidate all of the assets of the Company as promptly as practicable (except to the extent the Manager(s) may determine to distribute any assets to the Members in kind), shall apply the Proceeds of such sale and the remaining Company assets in the following order of priority:

(a) *First*, payment of creditors, including Members and Managers who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the Company, other than liabilities for distributions to Members;

(b) *Second*, to establish any reserves that the Manager(s) deems reasonably necessary for contingent or unforeseen obligations of the Company and, at the expiration of such period as the Manager(s) shall deem advisable, the balance then remaining in the manner provided in Section 13.2(c) and 13.2(d);

(c) *Third*, to the extent the holders of Preferred Units have not been distributed an aggregate amount equal to their respective Contributions with respect to their Preferred Units, one hundred percent (100%), to the holders of Preferred Units as a group, on a pro-rata basis, until each holder of Preferred Units has been distributed an aggregate amount equal to one hundred percent (100%) of their Contributions with respect to their Preferred Units; and

(d) *Fourth*, any excess shall be distributed to the holders of Common Units as a group, on a pro-rata basis.

The costs of dissolution and liquidation shall be an expense of the Company. Until final distribution, the liquidating trustee may continue to operate the business and properties of the Company with all of the Power and authority of the Manager(s). As promptly as possible after dissolution and again after final liquidation, the liquidating trustee shall cause an accounting by a firm of independent public accountants of the Company's assets, liabilities, operations and liquidating distributions to be given to the Members.

Section 13.3   Certificate of Termination. Upon completion of the distribution of Company assets as provided herein, the Company shall be terminated, and the Manager(s)s (or such other person or persons as the LLC Act may require or permit) shall take all actions necessary to terminate the existence of the Company.

Section 13.4   Right to Convert to Corporate Form. The Company may convert into one or more corporations (the "*Continuing Corporation(s)*"), by such means (including, without limitation, merger or consolidation or other business combination, transfer of all or a part of the Company's assets and/or transfer of the Members' respective Units) as the Manager(s) may reasonably select.

Upon such conversion:

(a) The Units of each Member shall be exchanged for, or otherwise converted into, shares of common stock of such corporation or corporations representing an equity interest therein equivalent to such Member's equity interest in the Company. The Managers and the Company agree to use reasonable efforts to structure such conversion so that the Members' ownership of their Units will be "tacked" to their ownership of the Units of the Continuing Corporation's capital stock for the Purposes of determining such Members' compliance with the requirements of Rule 144 of the Securities Act of 1933, as amended, and so that the conversion to such corporation or corporations is structured in a tax-advantaged way.

(b) The shareholders of such corporation or corporations, and such corporation or corporations, in the event of such a conversion, shall enter into:

(i) a shareholders agreement on terms substantially equivalent to those contained in this Agreement, and

(ii) such other documents and instruments as are customarily entered into by shareholders of corporations entering into venture capital or similar transactions, in each case in the form customarily used for documents and instruments of similar nature in such transactions and otherwise reasonably acceptable to the Manager(s)s.

(c) *Power of Attorney*. Subject to Article IV, each person which now or hereafter is a Member of the Company, or serves as a Manager of the Company, by execution of this Agreement, an amendment hereto or an instrument acknowledging that such person is bound hereby, irrevocably constitutes and appoints the Manager(s) and any person designated by the Manager(s) to act on his behalf for the Purposes of this Section 13.4, and each of them acting singly, such person's true and lawful agent and attorney-in-fact with full power and authority in such person's name, place, and stead to execute, acknowledge, deliver, swear to, file, and record at the appropriate public offices any and all agreements, instruments, and other documents (including, without limitation, the organizational documents of the corporation or corporations into which the Company may be converted as contemplated by this Section 13.4, the agreements among the shareholders of such corporation or corporations and/or such corporation or corporations referred to in this Section 13.4, and instruments of assignment and transfer assigning the assets of the Company or the Members' respective Units in the Company, as the case may be, to such corporation or corporations in order to effectuate such conversion as contemplated by Section 13.4) as are necessary or appropriate, in the reasonable opinion of the Manager(s) or such person designated by them, to implement and effectuate the Provisions of this Section 13.4, which the Power of attorney is hereby agreed and acknowledged to be irrevocable and coupled with an interest, in recognition of the fact that the Member will be relying upon the Power of the Manager(s) or such person designated by them to act as contemplated by this Section 13.4 in connection with the conversion of the Company into a corporation or corporations and the other matters contemplated by this Section 13.4, and shall survive any death, retirement, resignation, withdrawal, expulsion, removal, bankruptcy, dissolution, or adjudication of incompetence or insanity of any Member or Manager until such time as the Provisions of this Section 13.4 have been implemented and effectuated to the reasonable satisfaction of the Manager(s) or their relevant designee.

ARTICLE XIV
GENERAL PROVISIONS

Section 14.1   Notices. Except as expressly set forth to the contrary in this Agreement, all notices, requests, or consents required or permitted to be given under this Agreement must be in writing and shall be deemed to have been given (i) three (3) days after the date mailed by registered or certified mail, addressed to the recipient, with return receipt requested, (ii) upon delivery to the recipient in person or by courier, or (iii) upon receipt of a facsimile or email transmission by the recipient. Such notices, requests, and consents shall be given (a) to Members at their address on Schedule A, or such other address or numbers as a Member may specify by notice to the Company, or (b) to the

Company or the Manager(s)s at the address of the Principal office of the Company specified in Section 1.3, or at such other location as the Company shall have specified in writing to the Members as its principal office. Whenever any notice is required to be given by law, the Articles, or this Agreement, a written waiver thereof, signed by the Person entitled to notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

Section 14.2   Entire Agreement. This Agreement constitutes the entire agreement of the Members relating to the Company and supersedes all prior contracts or agreements with respect to the Company, whether oral or written.

Section 14.3   New Mexico Governing Law; Consent to Luna County, New Mexico, Jurisdiction. This Agreement is governed by and shall be construed in accordance with the law of the State of New Mexico, exclusive of its conflict-of-laws principles. the Parties to this Agreement hereby consent to the exclusive jurisdiction of the courts of Luna County, New Mexico, in connection with any matter or dispute arising under this Agreement or between them regarding the affairs of the Company.

Section 14.4   Amendment or Modification. This Agreement may be amended or modified from time to time only by a written instrument signed by Members having a majority of the Voting Units and by the Manager(s) (or a Majority of Managers when applicable); except (a) that an amendment or modification increasing any liability of a Member to the Company or its Manager or Members, or adversely affecting the limitation of the liability of a Member with respect to the Company, shall be effective only with that Member's consent, or (b) as otherwise set forth in this Agreement, including without limitation as provided under Article II, Section 3.1, Article IV, and Article XIII.

Section 14.5   Binding Effect. Subject to the restrictions on Transfers set forth in this Agreement, this Agreement is binding on and ensures to the benefit of the Parties and their respective heirs, legal representatives, successors and assigns.

Section 14.6   Severability. In the event of a conflict between the Provisions of this Agreement and any provision of the Articles or the LLC Act, the applicable provision of this Agreement shall control, to the extent permitted by law. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision shall be enforced to the fullest extent permitted by law.

Section 14.7   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments and perform any additional acts that may be necessary or appropriate to effectuate and perform the Provisions of this Agreement and those transactions, as requested by the Manager(s)s.

Section 14.8   Waiver of Certain Rights. Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company, for an accounting, for appointment of a liquidator, or for partition of the Property of the Company. The failure of any Member to insist upon strict performance of a covenant hereunder or of any obligation hereunder, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance herewith in the future. No consent or waiver, express or implied, to or of any breach or default in the Performance of any obligation hereunder, shall constitute a consent or waiver to or of any other breach or default in the Performance of the same or any other obligation hereunder.

Section 14.9   Notice to Members of Provisions of this Agreement. By executing this Agreement (or any subscription or other agreement which incorporates this Agreement by reference), each Member acknowledges that such Member has actual notice of (a) all of the Provisions of this Agreement and (b) all of the Provisions of the Articles. Each Member hereby agrees that this Agreement constitutes adequate notice of all such provisions, and each Member hereby waives any requirement that any further notice thereunder be given.

Section 14.10   Third Party Beneficiaries. the Provisions of this Agreement are not intended to be for the benefit of any creditor or other person to whom any debts or obligations are owed by, or who may have any claim against, the Company or any of its Members, officers or Managers, except for Members, officers or Managers in their capacities as such. Notwithstanding any contrary provision of this Agreement, no such creditor or person shall obtain any rights under this Agreement or shall, by reason of this Agreement, be permitted to make any claim against the Company or any Member, officer, or Manager.

Section 14.11 <u>Interpretation</u>. For the Purposes of this Agreement, terms not defined in this Agreement shall be defined as provided in the LLC Act; and all nouns, pronouns and verbs used in this Agreement shall be construed as masculine, feminine, neuter, singular, or plural, whichever shall be applicable. Titles or captions of Articles and Sections contained in this Agreement are inserted as a matter of convenience and for reference, and in no way define, limit, extend or describe the scope of this Agreement or the intent of any provision hereof.

Section 14.12 <u>Counterparts</u>. This Agreement may be executed in any number of counterparts with the same effect as if all parties had signed the same document, and all counterparts shall be construed together and shall constitute the same instrument.

Section 14.13 <u>Confidentiality</u>. Each Manager and Member shall hold in strict confidence, and will not use, any confidential or proprietary data or information obtained from the Company with respect to the Company's business or financial condition or otherwise. Information generally known in the industry or which has been disclosed by third parties which have a right to do so shall not be deemed confidential or proprietary information for purposes of this Section 14.13.

* * * * *

[Remainder of page intentionally left blank; Signature Page follows]

IN WITNESS WHEREOF, the Parties hereto have executed this Agreement to be effective as of the Effective Date first set forth above.

COMPANY:

Stoner's Haven LLC
a New Mexico limited liability company

By: _____   Effective Date: July 3, 2023
Judy Gallegos, CEO

INITIAL MEMBERS (see Schedule A attached hereto, incorporated herein by reference)

X_____   Effective Date: July 3, 2023
Judy Gallegos, individually

X_____   Effective Date: July 3, 2023
Joseph Gallegos, individually

X_____   Effective Date: July 3, 2023
Saul Apodaca, individually

X_____   Effective Date: July 3, 2023
Sonya Lyons, individually

X_____   Effective Date: July 3, 2023
Matt Kennicot, individually

X_____   Effective Date: July 3, 2023
Bruce Granger, individually

X_____   Effective Date: July 3, 2023
Christine Quarrell, individually

X_____   Effective Date: July 3, 2023
Cindy Kane, individually

X_____   Effective Date: July 3, 2023
Isaiah Alanis, individually

X_____   Effective Date: July 3, 2023
Taina Diaz Custodio, individually

X_____   Effective Date: July 3, 2023
Marie Plasters, individually

X_____   Effective Date: July 3, 2023
Mayra Tarango, individually

ADMITTED MEMBERS:

All Members now and hereafter admitted as Members, pursuant to powers now and hereafter executed in favor of, and granted and delivered to, the Company's Manager(s).

By: _____   Effective Date: July 3, 2023
Judy Gallegos, Manager, as Agent

[Remainder of page intentionally left blank; Schedule A to follow]

Form of
SCHEDULE A
of the
Operating Agreement
of
Stoner's Haven LLC

(as of July 3, 2023)

Name of Member	Issued Units
Judy Gallegos	719,500 Common Units
Joseph Gallegos	40,000 Common Units
Saul Apodaca	10,000 Common Units
Sonya Lyons	10,000 Common Units
Matt Kennicot	20,000 Common Units
Bruce Granger	10,000 Common Units
Christine Quarrell	5,000 Common Units
Cindy Kane	8,000 Common Units
Isaiah Alanis	20,000 Common Units
Taina Diaz Custodio	20,000 Common Units
Marie Plasters	10,000 Common Units
Mayra Tarango	7,500 Common Units
TOTAL	**880,000 Common Units**

CERTIFICATION:

The undersigned Manager of Stoner's Haven LLC, a New Mexico limited liability company (the "Company"), hereby certifies that the above-persons are Members of the Company as of this _____ day of _____, 20_____ (the "Record Date").

By: _____
Judy Gallegos, CEO

EXHIBIT D

SUBSCRIPTION AGREEMENT

Stoner's Haven LLC
1012 Marquez Place, Suite 106-B, Santa Fe, New Mexico 87505 USA
Telephone: 575.299.1445   E-mail: info@stonershaven.com

This section alone does not constitute an offer by the Company or its Affiliates.
An offer may be made only by an authorized representative of the Company and the recipient must receive a complete Offering Statement, including all Exhibits.

SUBSCRIPTION AGREEMENT AND POWER OF ATTORNEY

TO: Stoner's Haven LLC
        1012 Marquez Place, Suite 106-B, Santa Fe, New Mexico 87505 USA
        Telephone: 575.299.1445   E-mail: info@stonershaven.com

FROM: _____
        Full legal name(s) of Subscriber(s)

Ladies and Gentlemen:

The undersigned ("I", "me", "my", "mine", "Investor" or "Subscriber") hereby subscribes for the Company's Units of Common Membership Interest in the amount of USD $_____ at the subscription price of USD $10.00 per Unit in accordance with the terms of the Stoner's Haven LLC (the "Company") Offering Statement dated July 3, 2023, as may be amended and supplemented from time to time (the "Offering Statement"), which Offering Statement is incorporated into this Subscription Agreement by reference as if fully set forth.

I understand this Offering is being made pursuant to Section 4(a)(6) of the Securities Act of 1933, as amended (the "Securities Act"), and pursuant to Regulation Crowdfunding promulgated by the U.S. Securities and Exchange Commission (the "SEC" or "Commission") as authorized under Title III of the Jumpstart Our Business Startups Act of 2012, as amended (the "JOBS Act").

To induce your acceptance of my subscription for the Company's above-referenced securities, I hereby make the following representations:

I have received the Offering Statement and have had ample time and opportunity to review any documents and information incorporated by reference therein as well as the opportunity to ask questions of, and receive answers from, the Company, its authorized representatives, and Management.

I am aware of the high degree of risk of investing in the Company both generally and as more particularly described in the "Risk Factors" portion of the Offering Statement. I understand that I may lose my entire investment.

I understand that I may not have the opportunity to independently evaluate investments and/or enterprises selected by the Company for acquisition or investment.

I am financially capable of bearing the possible loss of my entire investment and do not have a foreseeable need for the funds I am using. I (or my representatives) have such knowledge and experience regarding investing and/or financial and business matters sufficient to evaluate the merits and risks of this investment.

I understand that the Company's securities have not been registered under the Act or any applicable securities laws of applicable jurisdictions, and that no market exists for the Company's securities. I understand that, if my subscription for the Company's securities is accepted by the Company and the Company's securities are sold to me, I cannot sell or otherwise dispose of the Company's securities unless they are registered or exempt under the Act and applicable securities laws of applicable jurisdictions. Consequently, I understand that I must bear the economic risk of the investment for at least 6 to 12 months pursuant to Rule 144 of the Act or possibly for an indefinite period of time.

I understand that the Company has no obligation to register the Company's securities and there is no assurance that the Company's securities will be registered. I understand that the Company will restrict the transfer of Company's securities in accordance with the foregoing representations. I understand that these securities are being bought through a non-registered, exempt Offering.

All the information I have provided to the Company, either in questionnaires or otherwise, is truthful and complete to the best of my knowledge and should any of the information materially change I will immediately provide the Company with updated information. I also hereby consent to exclusively receive information or other communications from the Company at my email address as set forth in my Suitability Questionnaire and to promptly notify the Company if it changes.

If my subscription is accepted, I understand that Company's Securities will be issued to me and the Company will be able to immediately utilize my funds as described in the Offering Statement. I understand since there is a relatively low "Target Offering" or minimum Offering threshold requirement, that if I am one of the initial investors in the Company that I will bear a disproportionate share of the risks described in the "Risk Factors" section of the Offering Statement which Offering Statement is incorporated herein by reference.

I understand from reading the Company's Offering Statement as may be amended and/or supplemented from time to time (the "Offering Statement"), that the Company is offering Units of Common Membership Interest (the "Units") in the above-referenced Company.

I am aware of the high degree of risk of the Units as described in the "Risk Factors" portion of the Offering Statement.

I am financially capable of bearing the Possible loss of my entire investment and do not have a foreseeable need for the funds I am using.

I have received the Offering Statement either in paper or electronic PDF format or both and have read it in its entirety. I also have had ample time and opportunity to review any documents and information incorporated by reference therein as well as the opportunity to ask questions of, and receive answers from, the Company, its authorized representatives, and the Company's management.

I understand that they may reject or refund my subscription for any or no reason. The Agreement shall become binding upon the only when accepted, in writing, by the Company. If my subscription is rejected, the funds I have submitted will be returned to me without interest. I understand that I have no right to control or govern the affairs of others other than the right to consent on certain matters as set forth in the Company's Operating Agreement. I understand that the Company has entered into a sharing arrangement with the Company's management on terms set forth in the Offering Statement and the Agreement as well as the Company's Operating Agreement. If they accept my subscription for Units, I agree to be bound by the same.

I do hereby irrevocably constitute and appoint the Company's management and its duly appointed officers or managers, with power of substitution, as my true and lawful attorney-in-fact, in its name, place and stead, to execute, acknowledge, swear to, and deliver as may be appropriate, on my behalf and file and record in the appropriate public offices and publish, as may be appropriate any and all necessary documents and to carry on any and all business on my behalf in accordance with the stated objectives of the as set forth in the Offering Statement. I further acknowledge that this Power of Attorney shall be irrevocable and deemed to be a power coupled with an interest and shall survive my incapacity or death. I agree to be bound by any representation made by the Company's management and by any successors thereto, acting in good faith pursuant to this Power of Attorney and in accordance with the Company's objectives, and do hereby waive any and all defenses which may be available to contest, negate or disaffirm the action of the Company's management and any successors thereto, taken in good faith under this Power of Attorney.

If I am not a U.S. Person (as defined by the Offering Statement and/or Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), I hereby warrant that I have satisfied myself to the full requirements of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within my jurisdiction for the Purchase of the Units (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the Purchase, holding, redemption, sale, or transfer of the Units. My subscription and payment for and continued beneficial ownership of the Units, will not violate any applicable securities or other laws of the jurisdiction in which I reside.

If I am not a U.S. Person (as defined by the Offering Statement and/or Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), I hereby warrant that: (1) I am not a U.S. Person as that term is defined in Regulation S promulgated pursuant to the Act; (2) I am purchasing the Units for my own account and not for the account or benefit of a U.S. person; (3) if I sell the Units, I will do so only in accordance with the Provisions of

Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and (4) I agree not to engage in hedging transactions with regard to the Units unless in compliance with the Act. With regard to the foregoing, I declare all of these representations to be true under penalty of perjury.

If I am not a U.S. Person (as defined by the Offering Statement and/or Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), I hereby warrant (a) that I am not a "U.S. Person" (as defined in the Offering Statement); (b) the Units are not being purchased for the account or the benefit of a U.S. Person; (c) at the time the buy order for Units is originated, I will be outside the United States in accordance with Regulation S promulgated under the U.S. Securities Act; (d) I will not enter into any discussions regarding the acquisition of the Units, and am not acquiring the Units, while in the United States; (e) I am acquiring the Units without (i) any directed selling efforts made in the United States by the and/or Company or their management, distributor and/or officers, directors, managers, any of their respective affiliates, or any persons acting on behalf of any of the foregoing, and (ii) any advertisement or publication by the Company or the in violation of Regulation S; (f) any resale of the Units must be made in accordance with Regulation S, as promulgated under the U.S. Securities Act; and (g) I am an "accredited investor" as that term is defined in Rule 501(a) of Regulation D, promulgated under the U.S. Securities Act and/or I am an otherwise "sophisticated" investor as described in the Offering Statement. In the event I am "U.S. Person" (as defined in the Offering Statement), I hereby warrant that I (a) initiated discussions with the Company or the relating to the Purchase of the Units on an unsolicited basis; (b) did not receive any information regarding such purchase and sale through any general solicitation or general advertising within the meaning of Rule 502 of Regulation D, promulgated under the U.S. Securities Act; and/or (c) am an "accredited investor" as that term is defined in Rule 501(a) of Regulation D, promulgated under the U.S. Securities Act (as described in the Offering Statement).

I HEREBY REPRESENT AND WARRANT THAT I EITHER READ AND UNDERSTAND THE ENGLISH LANGUAGE OR HAD THIS AGREEMENT, THE OFFERING STATEMENT, LIMITED LIABILITY COMPANY AGREEMENT, SERIES AGREEMENT, AND ANY OTHER DOCUMENTS RELATED THERETO TRANSLATED BY A TRUSTED ADVISOR INTO A LANGUAGE THAT I UNDERSTAND; PROVIDED, HOWEVER, THAT ONLY THIS AGREEMENT AND THE FOREGOING REFERENCED DOCUMENTS IN ENGLISH SHALL HAVE ANY LEGAL FORCE AND EFFECT, AND ANY DOCUMENT TRANSLATED BY ANY PERSON OR ENTITY SHALL HAVE NO FORCE OR EFFECT AND SHALL NOT BIND THE COMPANY OR THE SERIES, ITS MANAGEMENT AND ANY OF THEIR RESPECTIVE AFFILIATES. ANY DOCUMENTS, TRANSLATION OF DOCUMENTS, ADVERTISEMENTS BY THE COMPANY OR THE SERIES OR ITS AFFILIATES ARE FOR GENERAL KNOWLEDGE AND MAY NOT BE RELIED UPON AS A LEGAL OR BINDING TRANSLATION OF COMPANY MATERIALS OR THAT OF ITS AFFILIATES. I AM SOLELY RESPONSIBLE FOR UNDERSTANDING THIS DOCUMENT IN THE ENGLISH LANGUAGE.

Neither myself, nor any of my officers, employees, agents, directors, shareholders, or partners have engaged the services of a broker, investment banker or finder to contact any potential investor nor have I or any of my officers, employees, agents, directors, shareholders, or partners, agreed to pay any commission, fee or other remuneration to any third party to solicit or contact any potential investor. Neither myself, nor any of my officers, directors, employees, agents, shareholders, or partners have (a) engaged in any general solicitation, or (b) published any advertisement in connection with the offer and sale of the Units.

I have reviewed with my own tax advisors the U.S. federal, state, local and foreign tax consequences of this investment and the transactions contemplated by this Agreement. With respect to such matters, I have relied solely on such advisors and not on any statements or representations of the Company or the or any of its agents, attorneys, accountants, or representatives, written or oral. I understand that I (and not the Company or the Company) shall be responsible for my own tax liability that may arise as a result of this investment or the transactions contemplated by this Agreement.

(signature page follows)

By signing below, I shall be deemed to have executed this Subscription Agreement and Power of Attorney, the Company's Operating Agreement, and the Agreement as set forth in the Offering Statement, all of which is incorporated herein in its entirety by reference, and to have subscribed to the terms of the Agreement and affirmed the veracity of the foregoing statements.

X_____   X_____
Authorized Signature   Second Authorized Signature (if applicable)

Date: _____   Date: _____

_____   _____
Name of Signatory   Name of Signatory

_____   _____
Title (if applicable)   Title (if applicable)

_____
Name of Entity (if applicable)

ACCEPTANCE:

Stoner's Haven LLC
a New Mexico limited liability company

By: _____   Date: _____
Judy Gallegos, CEO